UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
KneeVoice, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    June 17, 2016

Physical address of issuer
1626 Montana Avenue #155, Santa Monica, CA 90403

Website of issuer
www.KneeVoice.com

Address of counsel to the issuer for copies of notices
Foley Shechter Ablovatskiy LLP
1180 Avenue of the Americas, 8th Fl.
New York, NY 10036
Attn: Sasha Ablovatskiy, Esq.

Name of Intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of Intermediary
0001478147

SEC file number of Intermediary
008-68458

CRD number, if applicable, of Intermediary
152513

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest
The Intermediary will receive a number of Shares of Series Seed Preferred Stock of the issuer that is equal to two percent (2%) of the total number of Shares of Series Seed Preferred Stock sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Shares of the Company's Series Seed Preferred Stock (the "Shares")

Target number of Securities to be offered
903 Shares

Price (or method for determining price)
$27.68

Target offering amount
$24,995.04

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis

☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,069,998.08

Deadline to reach the target offering amount
August 29, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
7

	Most recent fiscal year-end (December 31, 2021)	Prior fiscal year-end (December 31, 2020)
Total Assets	$392,115	$5,064
Cash & Cash Equivalents	$320,039	$5,064
Accounts Receivable	$0	$0
Short-term Debt	$247,719	$213,723
Long-term Debt	$0	$137,250
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($751,696)	($50,171)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, U.S. Virgin Islands, Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 4, 2022

FORM C/A

Up to $1,069,998.08

KneeVoice, Inc.



Explanatory Note

KneeVoice, inc. (the "Company," as well as references to "we," "us," or "our") is filing an amendment to its Form C, which was initially filed with the Securities and Exchange Commission on March 29, 2022, to include reviewed financial statements for its 2021 fiscal year and corrected reviewed financial statements for its 2020 fiscal year, located within Exhibit A of this Form C/A. The Company has also revised the Historical Financials discussion of Exhibit B, the Company Summary, to align with this updated financial information.

Shares of Series Seed Preferred Stock

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by KneeVoice, Inc., a Delaware corporation, to prospective investors for the sole purpose of providing certain information about a potential investment in shares of Series Seed Preferred Stock of the Company (the "Shares" or "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $24,995.04 and up to $1,069,998.08 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $110.72 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities.*" In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Company shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will also receive a number of Shares of the Company that is equal to two percent (2%) of the total number of Shares sold by the Company in the Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$110.72	$5.54	$105.18
Aggregate Minimum Offering Amount	$24,995.04	$1,249.75	$23,745.29
Aggregate Maximum Offering Amount	$1,069,998.08	$53,499.90	$1,016,498.18

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.
(2) The issuer will owe five percent (5%) of the amount raised in the Offering to the Intermediary at the conclusion of the Offering. The Intermediary will receive a number of Shares of the Company that is equal to two percent (2%) of the total number of Shares sold by the issuer in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.KneeVoice.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is May 4, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.KneeVoice.com

The Company must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

KneeVoice, Inc. (the "Company," "KneeVoice," "we," "us" or "our") is a Delaware corporation, incorporated on June 17, 2016. KneeVoice, Inc., a California corporation, merged with and into the Company on June 30, 2016, with the Company surviving the merger and continuing as a Delaware corporation.

The Company is located at 1626 Montana Avenue #155, Santa Monica, CA 90403.

The Company's website is www.KneeVoice.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

KneeVoice is a medical technology company that is developing a simple, quick, and non-invasive diagnostic platform presently applied to orthopedic medicine engineered to provide precise diagnosis of cartilage damage in the patellofemoral joint (knee joint). The technology is designed to be used in the diagnostic process and in the follow-up and monitoring of treatment outcomes. The primary end users include orthopedic and sports medicine clinicians, physical therapists, trainers and individuals who are monitoring performance. We believe this is a first of its kind platform that offers advanced technology applied to the orthopedic practice, with strong intellectual property protection covering the data capture and analysis methods.

THE OFFERING

Minimum amount of Shares of Series Seed Preferred Stock being offered	$24,995.04 Principal Amount
Total Shares of Series Seed Preferred Stock outstanding after Offering (if minimum amount reached)	921 *(inclusive of 2% of the total number of shares sold in the offering to be received by the Intermediary)*
Maximum amount of Shares of Series Seed Preferred Stock	$1,069,998.08 Principal Amount
Total Shares of Series Seed Preferred Stock outstanding after Offering (if maximum amount reached)	39,429 *(inclusive of 2% of the total number of shares sold in the offering to be received by the Intermediary)*
Purchase price per Security	$27.68
Minimum investment amount per investor	$110.72
Offering deadline	August 29, 2022
Use of proceeds	See the description of the use of proceeds on page 39 hereof.
Voting Rights	See the description of the voting rights on page 51 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

Although we were formed under the laws of the State of California in 2015 and reincorporated into the State of Delaware in June 2016, when we began operations. Accordingly, we have a very limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited-service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we may devote significant resources to protecting our information. The expenses associated with protecting our information through these steps could reduce our operating margins.

Our success depends on the experience and skill of our board of directors, executive officers and key employees.

In particular, we are dependent on Gustavo De Greiff, Felipe Rigby, Dr. Carlos Leal, and Philippe Chutzcer who are our CEO - founder since 2016, CTO - Founder since start 2016, Chief Medical Officer - Founder since start 2016 and Chief Marketing Officer of the Company, respectively. We have entered into or intend to enter into employment agreements with Gustavo De Greiff, Felipe Rigby, Dr. Carlos Leal, and Philippe Chutzcer, although there can be no assurance that we will be able to or that they will continue to be employed by the Company for a particular period of time. The loss of any of Gustavo De Greiff, Felipe Rigby, Dr. Carlos Leal, Philippe Chutzcer or any member of our board of directors or any of our executive officers could harm our business, financial condition, cash flow and results of operations.

In order for us to compete and grow, we must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Our business is substantially dependent upon awareness and market acceptance of our platform and brand.

Our business depends on acceptance by both our primary end users, including orthopedic and sports medicine clinicians, physical therapists, trainers and individuals who are monitoring performance, as well as the businesses that we work with of our platform that has the potential to provide incremental sales growth. We believe that the success of our business will also be substantially dependent upon acceptance of our brand. Accordingly, any failure of our brand to maintain or increase acceptance or market penetration would likely have a material adverse effect on our business, operations and financial results.

Reductions in future sales of our platform or usage will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our platform and brand:

- the introduction of competitive products;

- the level and effectiveness of our sales and marketing efforts;

- any unfavorable publicity regarding our platform or similar services;

- any unfavorable publicity regarding our brand;

- litigation or threats of litigation with respect to our platform;

- any changes in government policies and practices related to our platform and markets; and

- regulatory developments affecting the marketing or use of our platform.

Adverse developments with respect to the sale or market acceptance of our platform would significantly reduce our sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
We are dependent on Gustavo De Greiff, Felipe Rigby, Dr. Carlos Leal and Philippe Chutzcer in order to conduct its operations and execute our business plan, however, we have not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Gustavo De Greiff, Felipe Rigby, Dr. Carlos Leal or Philippe Chutzcer die or become disabled, we will not receive any compensation to assist with such person's absence. The loss of such persons could negatively affect us and our operations.

We have not prepared any audited financial statements.
Our independent accountant has reviewed our financial statements; however, our financial statements have not been audited and therefore have not been subject to the more rigorous review required by an audit. Accordingly, you have no audited financial information regarding our capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in our Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We have indicated that we have engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Our business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. Our business could be materially and adversely affected. The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt our operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect our business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, our business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in our supply chain processes, restrictions on the export or shipment of products necessary to run our business, business closures in impacted areas, and restrictions on our employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact our business.

If our employees or employees of any of our vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, our operations could be subject to disruption. The extent to which a pandemic affects our results will depend on future developments that are highly uncertain and cannot be predicted.

Certain provisions of the Health Care Reform Law could affect us adversely.

The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (the Healthcare Reform Law), each enacted in March 2010, generally known as the Health Care Reform Law, significantly expand health insurance coverage to uninsured Americans and changes the way health care is financed by both governmental and private payers. Additionally, further federal and state proposals for health care reform are likely. Such regulation could have a negative effect on our business, financial condition, and results of operations.

The Health Care Reform Law 2.3% excise tax on domestic sales of medical devices by manufacturers and importers beginning in 2013 may adversely affect sales and cost of goods sold.

For example, (i) where we purchase medical devices from third-party manufacturers, the manufacturers may increase their prices to cover their payment of the excise tax and our costs to purchase such medical devices may therefore increase and (ii) where we manufacture medical devices or are the importer of record, our cost of goods sold have increased because we are subject to paying the excise tax.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.

Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in many countries where we do business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company with significant sales in the U.S., this healthcare reform legislation will materially impact/is materially impacting us. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our products, reduce medical procedure volumes or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

Changes to government health care programs that reduce payments under Medicare and Medicaid may negatively impact payments from commercial third-party payers.

The Healthcare Reform Law will result in increased state legislative and regulatory changes in order for states to comply with new federal mandates, such as the requirement to establish or participate in Exchanges and to participate in grants and other incentive opportunities. In its June 28, 2012 ruling, the U.S. Supreme Court struck down the portion of the Health Reform Law that would have allowed the Department of Health and Human Services to penalize states that do not implement the Medicaid expansion provisions with the loss of existing federal Medicaid funding. Thus, states may opt not to implement the expansion. In some cases, commercial third-party payors rely on all or portions of Medicare payment systems to determine payment rates. Current or future health care reform and deficit reduction efforts, changes in laws or regulations regarding government health care programs, other changes in the administration of government health care programs and changes to commercial third-party payers in response to health care reform and other changes to government health care programs could have a material, adverse effect on our financial position and results of operations.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.

State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), regulate the confidentiality of sensitive personal information and the circumstances under which such information may be released. These and future laws could have an adverse impact on our results of operations. Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payors. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

The healthcare industry is highly regulated.

We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

Products that we manufacture, source, distribute or market are required to comply with regulatory requirements.

To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to distribute, import or manufacture products, product recalls or seizures, or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

The manufacture, distribution, marketing and use of our products are subject to extensive regulation and increased scrutiny by the Food and Drug Administration (FDA) and other regulatory authorities globally.

Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by FDA and foreign regulatory authorities. Changes to current products may be subject to vigorous review, including additional 510(k) and other regulatory submissions, and approvals are not certain. Our facilities must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of FDA or other regulatory authorities, including a failed inspection or a failure in our adverse event reporting system, could result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Any of these actions could cause a loss of customer confidence in us and our products, which could adversely affect our sales and results of operations.

The sales, marketing and pricing of products and relationships that pharmaceutical and medical device companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies.

Compliance with the Anti-Kickback Statute, False Claims Act, Food, Drug and Cosmetic Act (including as these laws relate to off-label promotion of products) and other healthcare related laws, as well as competition, data and patient privacy and export and import laws is under increased focus by the agencies charged with overseeing such activities, including FDA, Office of Inspector General (OIG), Department of Justice (DOJ) and the Federal Trade Commission. The DOJ and the Securities and Exchange Commission have also increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act (FCPA), particularly as it relates to the conduct of pharmaceutical companies.

Federal and State Laws Pertaining to Healthcare Fraud and Abuse Could Adversely Affect Our Business.

We are subject to various federal and state laws targeting fraud and abuse in the healthcare industry, including anti-kickback laws, false claims laws, laws constraining the sales, marketing and other promotional activities of manufacturers of medical devices by limiting the kinds of financial arrangements we may enter into with physicians, hospitals, laboratories and other potential purchasers of medical devices, laws requiring the reporting of certain transactions between us and healthcare professionals and HIPAA, as amended by HITECH, which governs the conduct of certain electronic healthcare transactions and protects security and privacy of protected health information. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in government healthcare programs such as Medicare and Medicaid. Many of the existing requirements are new and have not been definitively interpreted by state authorities or courts, and available guidance is limited. Unless and until we are in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity, all of which could materially harm our business. In addition, changes in or evolving interpretations of these laws, regulations, or administrative or judicial interpretations, may require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations.

The commercial success of our products will depend in part upon the level of reimbursement we receive from third parties for the cost of our products to users.

The commercial success of any product will depend, in part, on the extent to which reimbursement for the costs of our products and related treatments will be available from third-party payors such as government health administration authorities, private health insurers, managed care programs, and other organizations. Adequate third-party insurance coverage may not be available for us to establish and maintain price levels that are sufficient for us to continue our business or for realization of an appropriate return on investment in product development.

If we are unable to educate physicians on the safe and effective use of our products, we may be unable to achieve our expected growth.

An important part of our sales process includes the education of physicians on the safe and effective use of our products. There is a learning process for physicians to become proficient in the use of our products and it typically takes several procedures for a physician to become comfortable using the product. If a physician experiences difficulties during an initial procedure or otherwise, that physician may be less likely to continue to use our product, or to recommend it to other physicians. It is critical to the success of our commercialization efforts to educate physicians on the proper use of the product, and to provide them with adequate product support during clinical procedures. It is important for our growth that these physicians advocate for the benefits of our products in the broader marketplace. If physicians are not properly trained, they may misuse or ineffectively use our products. This may also result in unsatisfactory patient outcomes, patient injuries, negative publicity or lawsuits against us, any of which could have an adverse effect on our business.

The design, manufacture and marketing of the medical devices we produce entail an inherent risk of product liability claims.

Manufacturing and marketing of our commercial products, and clinical testing of our products under development, may expose us to product liability and other tort claims. Although we have, and intend to maintain, liability insurance, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business and results of operations. There are a number of factors that could result in an unsafe condition or injury to, or death of, a patient with respect to these or other products which we manufacture or sell, including component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information. Product liability claims may be brought by individuals or by groups seeking to represent a class. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered under our previously issued product liability insurance policies and existing reserves could have a material adverse effect on our revenues, financial position and cash flows. Additionally, product liability claims could negatively affect our reputation, continued product sales, and our ability to obtain and maintain regulatory approval for our products.

We depend on fewer suppliers for our products and therefore we may be less able to negotiate price terms with suppliers.

In recent years, pharmaceutical suppliers have been subject to increasing consolidation. As a result, a small number of very large companies control a significant share of the market. Many healthcare organizations also have consolidated to create larger healthcare enterprises with greater market power. If this consolidation trend continues, it could reduce the size of our target market and give the resulting enterprises greater bargaining power, which may lead to a decrease in the prices for our products and services.

If third-party payors do not provide adequate coverage and reimbursement for the use of our products, our revenues will be negatively impacted.

Our success in marketing our products depends in large part on whether U.S. and international government health administrative authorities, private health insurers and other organizations will adequately cover and reimburse customers for the cost of our products. In the United States, a third-party payor's decision to provide coverage for our products does not imply that an adequate reimbursement rate will be obtained. Further, one third-party payor's decision to cover our products does not assure that other payors will also provide coverage for the products or provide coverage at an adequate reimbursement rate. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In many international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Further, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. If sufficient coverage and reimbursement is not available for our current or future products, in either the United States or internationally, the demand for our products and our revenues will be adversely affected.

We may in the future be subject to various U.S. federal and state laws pertaining to health care fraud and abuse, including anti-kickback, self-referral, false claims and fraud laws, and any violations by us of such laws could result in fines or other penalties.

If one or more of our product candidates is approved, we will likely be subject to the various U.S. federal and state laws intended to prevent health care fraud and abuse. The federal anti-kickback statute prohibits the offer, receipt, or payment of remuneration in exchange for or to induce the referral of patients or the use of products or services that would be paid for in whole or part by Medicare, Medicaid or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced price items and services. Many states have similar laws that apply to their state health care programs as well as private payors. Violations of the anti-kickback laws can result in exclusion from federal health care programs and substantial civil and criminal penalties.

The False Claims Act (FCA) imposes liability on persons who, among other things, present or cause to be presented false or fraudulent claims for payment by a federal health care program. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. The FCA includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims. If our marketing or other arrangements were determined to violate the FCA or anti-kickback or related laws, then our revenue could be adversely affected, which would likely harm our business, financial condition, and results of operations.

State and federal authorities have aggressively targeted medical technology companies for alleged violations of these anti-fraud statutes, based on improper research or consulting contracts with doctors, certain marketing arrangements that rely on volume-based pricing, off-label marketing schemes, and other improper promotional practices. Companies targeted in such prosecutions have paid substantial fines in the hundreds of millions of dollars or more, have been forced to implement extensive corrective action plans or Corporate Integrity Agreements, and have often become subject to consent decrees severely restricting the manner in which they conduct their business. If we become the target of such an investigation or prosecution based on our contractual relationships with providers or institutions, or our marketing and promotional practices, we could face similar sanctions, which would materially harm our business.

If we are found to have violated laws protecting the privacy or security of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

There are a number of U.S. federal and state laws and foreign laws protecting the privacy and security of individually identifiable health information, or "protected health information" including patient records, and restricting the use and disclosure of that protected health information that we are subject to. In the United States, the U.S. Department of Health and Human Services promulgated health information privacy and security rules under the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and then significantly strengthened and broadened the applicability of HIPAA under the Health Information Technology for Economic and Clinical Health Act (HITECH, together HIPAA). HIPAA applies to health care providers engaging in certain standard transactions electronically; health plans and health care clearing houses. These entities are referred to as "covered entities." Certain HIPAA provisions also apply to "business associates" of covered entities, or third party providers of services to covered entities that involve the use or disclosure of protected health information. HIPAA's privacy rules protect medical records and protected health information in all forms by limiting its use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting, in some circumstances, the use and disclosure of protected health information to the minimum amount reasonably necessary to accomplish the intended purpose of the use or disclosure. HIPAA's security standards require both covered entities and business associates to implement administrative, physical and technical security measures to maintain the security of protected health information in electronic form. Covered entities and business associates must conduct initial and ongoing risk assessments to ensure the ongoing effectiveness of security measures and maintain a written information security plan. We are a covered entity and as such, we must comply with HIPAA and ensure that all aspects of our operations comply with relevant HIPAA standards. We are subject to random audit by federal authorities, and enforcement by both state and federal regulators. We are also subject to investigation in response to complaints. If we are found to be in violation of the HIPAA requirements, we could be subject to civil or criminal penalties as well as fines, which could increase our liabilities and harm our reputation or our business.

Beyond HIPAA, most states have adopted data security laws protecting the personal data of state residents. Personal data subject to protection typically includes name coupled with social security number, state-issued identification number, or financial account number. Most states require specific, technical security measures for the protection of all personal data, including employee data, and impose their own breach notification requirements in the event of a loss of personal data. State data security laws generally overlap and apply simultaneously with HIPAA.
Non-U.S. privacy protection requirements such as the European Union's Data Protection Directive governing the processing of personal data, may be stricter than the U.S. law and violation would impose similar or more severe penalties. These laws could create liability for us or increase our cost of doing business, and any failure to comply could result in harm to our reputation, and potentially fines and penalties.

We may not be able to conduct clinical trials necessary to commercialize and sell our proposed products and formulations.
In order to conduct clinical trials that are necessary to obtain approval by the FDA to market our product, it is necessary to receive clearance from the FDA to conduct such clinical trials. The FDA can halt clinical trials at any time for safety reasons or because we or our clinical investigators do not follow the FDA's requirements for conducting clinical trials. If we are unable to receive clearance to conduct clinical trials or the trials are halted by the FDA, we would not be able to achieve any revenue from such product as it is illegal to sell a medical device for human use without FDA approval. Moreover, it is our stated intention to attempt to avail ourselves of the FDA's Fast Track approval procedure, which we believe is less costly and time consuming. If this approval pathway is not available to us with respect to a particular formulation or product, or at all, the time and cost associated with developing and commercializing such formulations or products may be prohibitive and our business strategy would be materially and adversely affected.

Our long-term viability and growth will depend upon successful clinical trials.
Product development is very expensive and involves a high degree of risk. Only a small number of research and development programs result in the commercialization of a product. Success in preclinical work or early stage clinical trials does not ensure that later stage or larger scale clinical trials will be successful. Conducting clinical trials is a complex, time-consuming and expensive process. Our ability to complete our clinical trials in a timely fashion depends in large part on a

number of key factors including protocol design, regulatory and institutional review board approval, the rate of patient enrollment in clinical trials, and compliance with extensive current Good Clinical Practices. We have opened clinical sites and are enrolling patients in a number of countries where our experience is more limited, and we are in most cases using the services of third party clinical trial providers. If we fail to adequately manage the design, execution and regulatory aspects of our large, complex and diverse clinical trials, our studies and ultimately our regulatory approvals may be delayed or we may fail to gain approval for our product candidates. Clinical trials may indicate that our product candidates have harmful side effects or raise other safety concerns that may significantly reduce the likelihood of regulatory approval, result in significant restrictions on use and safety warnings in any approved label, adversely affect placement within the treatment paradigm, or otherwise significantly diminish the commercial potential of the product candidate. Also, positive results in a registrational trial may not be replicated in any subsequent confirmatory trials. Even if later stage clinical trials are successful, regulatory authorities may disagree with our view of the data or require additional studies, and may fail to approve or delay approval of our product candidates or may grant marketing approval that is more restricted than anticipated, including indications for a narrower patient population than expected and the imposition of safety monitoring or educational requirements or risk evaluation and mitigation strategies.

Our research and development efforts may not succeed in developing commercially successful products and technologies, which may limit our ability to achieve profitability.
We must continue to explore opportunities that may lead to new products and technologies. To accomplish this, we must commit substantial efforts, funds, and other resources to research and development. A high rate of failure is inherent in the research and development of new products and technologies. Any such expenditures that we make will be made without any assurance that our efforts will be successful. Failure can occur at any point in the process, including after significant funds have been invested.

Regardless of whether our clinical trials are deemed to be successful, promising new product candidates may fail to reach the market or may only have limited commercial success because of efficacy or safety concerns, failure to achieve positive clinical outcomes, inability to obtain necessary regulatory approvals or satisfy regulatory criteria, limited scope of approved uses, excessive costs to manufacture, the failure to establish or maintain intellectual property rights, or infringement of the intellectual property rights of others.

Even if we successfully develop new products or enhancements, they may be quickly rendered obsolete by changing customer preferences, changing industry standards, or competitors' innovations. Innovations may not be quickly accepted in the marketplace because of, among other things, entrenched patterns of clinical practice or uncertainty over third-party reimbursement. We cannot state with certainty when or whether any of our products under development will be launched, whether we will be able to develop, license, or otherwise acquire certain products, or whether any products will be commercially successful. Failure to launch successful new products or new indications for existing products may cause our products to become obsolete, which may limit our ability to achieve profitability.

Even if we are able to obtain regulatory approvals for our new pharmaceutical products, generic or branded, the success of those products is dependent upon market acceptance.
Levels of market acceptance for our new products could be impacted by several factors, including but not limited to: (i) the availability of alternative products from our competitors, (ii) the price of our products relative to that of our competitors, (iii) the timing of our market entry, (iv) the ability

to market our products effectively to the retail level and (v) the acceptance of our products by government and private entities. Some of these factors are not within our control. Additionally, continuing studies of the proper utilization, safety and efficacy of pharmaceutical products are being conducted by the industry, government agencies and others. Such studies, which increasingly employ sophisticated methods and techniques, can call into question the utilization, safety and efficacy of previously marketed products. In some cases, studies have resulted, and may in the future result, in the discontinuance of product marketing or other risk management programs such as the need for a patient registry. These situations, should they occur, could have a material adverse effect on our profitability, business, financial position and results of operations.

We rely on a third-party to manufacture our hardware products, which enables us to certain risks.

We contract with a third-party manufacturer to produce our hardware products in accordance with our specifications and standards. This manufacturer's facilities are subject to the risk of catastrophic loss due to, among other things, earthquake, fire, flood, terrorism or other natural or man-made disasters, as well as occurrence of significant equipment failures. If any of its facilities were to experience a catastrophic loss, it would be expected to disrupt our operations and damage relationships with our customers, among other negative consequences.

We cannot guarantee a relationship with this particular manufacturer will remain in the future. The cessation of our relationship, either voluntary or involuntary, could have negative adverse effects on our operations and financial condition. We will continue to assess our reliance on this particular manufacturer and explore additional providers of our hardware products.

In addition, the occurrence of manufacturing-related compliance issues could require subsequent withdrawal of our products' potential approval from the FDA. Any delay, interruption or cessation of production by our third-party manufacturers or strategic partners of our commercial products or product candidates, or their respective materials and components, as a result of any of the above factors or otherwise, may limit our ability to meet demand for commercial products and/or delay future clinical trials, either of which could have a material adverse effect on our business, results of operations and financial condition.

We could experience difficulties and delays in the manufacturing, distribution and sale of our products.
Our product supply and related patient access could be negatively impacted by, among other things: (i) product seizures or recalls or forced closings of manufacturing plants; (ii) disruption in supply chain continuity including from natural or man-made disasters at one of our facilities or at a critical supplier, as well as our failure or the failure of any of our suppliers to comply with Current Good Manufacturing Practices and other applicable regulations or quality assurance guidelines that could lead to manufacturing shutdowns, product shortages or delays in product manufacturing; (iii) manufacturing, quality assurance/quality control, supply problems or governmental approval delays; (iv) the failure of a sole source or single source supplier to provide us with the necessary raw materials, supplies or finished goods within a reasonable timeframe; (v) the failure of a third-party manufacturer to supply us with bulk active or finished product on time; (vi) construction or regulatory approval delays for new facilities or the expansion of existing facilities, including those intended to support future demand for our biologics products; (vii) the failure to meet new and emerging regulations requiring products to be tracked throughout the distribution channels using unique identifiers to verify their authenticity in the supply chain; and (viii) other manufacturing or distribution issues, including limits to manufacturing capacity due to regulatory requirements, and

changes in the types of products produced, such as biologics, physical limitations or other business interruptions, any of which could have a negative effect on our business and results of operations.

Increased concerns over the safety of our products may result in negative publicity or increased regulatory controls on our products.

The Company's reputation is the foundation of our relationships with physicians, patients and other customers. If we are unable to effectively manage real or perceived issues, which could negatively impact sentiments toward the Company, our business could suffer. Pharmaceuticals and medical devices are perceived to be dangerous products and our customers may have a number of concerns about the safety of our products whether or not such concerns have a basis in generally accepted science or peer-reviewed scientific research. These concerns may be increased by negative publicity, even if the publicity is inaccurate. In addition, government investigations related to the use of our products, but not the efficacy of the products themselves, may cause reputational harm to the Company. Negative publicity could also result in an increased number of product liability claims, whether or not these claims have a basis in scientific fact.

We are also subject to adverse event reporting regulations that require us to report to the FDA or similar bodies in other countries if our products are associated with a death or serious injury, even if there is no available evidence of a causal relationship between the adverse event and the product. Such reports may be publicly released by the FDA and other authorities. Furthermore, any adverse publicity associated with adverse events for our products, and related post-marketing actions, could cause consumers to seek alternatives to our products, and thereby cause our sales to decline, even if our products are ultimately determined not to have been the primary cause of the adverse event.

Pharmaceutical products can develop unexpected safety or efficacy concerns, which could have a material adverse effect on our business.

Pharmaceutical products receive regulatory approval based on data obtained in controlled clinical trials of limited duration. After approval, the products are used for longer periods of time by much larger numbers of patients; we and others (including regulatory agencies and private payers) collect extensive information on the efficacy and safety of our marketed products by continuously monitoring the use of our products in the marketplace. In addition, we or others may conduct post-marketing clinical studies on efficacy and safety of our marketed products. New safety or efficacy data from market surveillance, post-marketing clinical studies or general use may result in product label changes, product recalls, withdrawals, or declining sales, as well as product liability, consumer fraud and/or other claims, including potential civil or criminal governmental actions.

Product labeling changes for our marketed products could result in a negative impact on revenues.

We or regulatory authorities may need to change the labeling for any pharmaceutical product, including after a product has been marketed for several years. These changes are often the result of additional data from post-marketing studies, head-to-head trials, adverse events reports, studies that identify biomarkers (objective characteristics that can indicate a particular response to a product or therapy) or other studies or post-marketing experience that produce important additional information about a product. New information added to a product's label can affect its risk-benefit profile, leading to potential recalls, withdrawals, or declining revenue, as well as product liability claims. Sometimes additional information from these studies identifies a portion of the patient population that may be non-responsive to a medicine or would be at higher risk of adverse reactions and labeling changes based on such studies may limit the patient population. The studies providing such additional information may be sponsored by us, but they could also be sponsored by competitors, insurance companies, government institutions, managed care organizations, scientists, investigators, or other interested parties. While additional safety and efficacy information from such studies assist us and healthcare providers in identifying the best patient population for each product, it can also negatively impact our revenues due to inventory returns and a more limited patient population going forward. Additionally, certain study results, especially from head-to-head trials, could affect a product's formulary listing, which could also adversely affect our revenues.

We are dependent on our collaborative agreements for the development of products and business development, which exposes us to the risk of reliance on the viability of third parties.

In conducting our research and development activities, we currently rely, and will in the future rely, on collaborative agreements with third parties such as manufacturers, contract research organizations, commercial partners, universities, governmental agencies and not-for-profit organizations for both strategic and financial resources. The loss of, or failure to perform by us or our partners under, any applicable agreements or arrangements, or our failure to secure additional agreements for other products in development, would substantially disrupt or delay our research and development and commercialization activities. Any such loss would likely increase our expenses and materially harm our business, financial condition and results of operation.

We extensively outsource our clinical trial activities and usually perform only a small portion of the start-up activities in-house.

We rely on independent third-party contract research organizations (CROs) to perform most of our clinical studies, including document preparation, site identification, screening and preparation, pre-study visits, training, program management and bioanalytical analysis. Many important aspects of the services performed for us by the CROs are out of our direct control. If there is any dispute or disruption in our relationship with our CROs, our clinical trials may be delayed. Moreover, in our regulatory submissions, we rely on the quality and validity of the clinical work performed by third-party CROs. If any of our CROs' processes, methodologies or results were determined to be invalid or inadequate, our own clinical data and results and related regulatory approvals could be adversely impacted.

Limited reimbursement or insurance coverage of our approved products, if any, by third party payors may render our products less attractive to patients and healthcare providers.

Market acceptance and sales of any approved products will depend significantly on reimbursement or coverage of our products by third party payors and may be affected by existing and future healthcare reform measures or the prices of related products for which third party reimbursement applies. Coverage and reimbursement by a third party payor may depend upon a number of factors, including the third party payor's determination that use of a product is: a covered benefit under its health plan; safe, effective and medically necessary; appropriate for the specific patient; cost-effective; and neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third party payor is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor, which we may not be able to provide. Furthermore, the reimbursement policies of third party payors may significantly change in a manner that renders our clinical data insufficient for adequate reimbursement or otherwise limits the successful marketing of our products. Even if we obtain coverage for our product candidates, third party payors may not establish adequate reimbursement amounts, which may reduce the demand for, or the price of, our products. If reimbursement is not available or is available only to limited levels, we may not be able to commercialize certain of our products.

Publication of discounts by third party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unacceptable levels, we or our partner may elect not to commercialize our products, and our business and financial condition could be adversely affected.

If we are unable to negotiate and maintain satisfactory arrangements with group purchasing organizations with respect to the purchase of our products, our business could be adversely affected.

Our ability to sell our products to hospitals in the United States depends in part on our relationships with group purchasing organizations, or GPOs. Many existing and potential customers for our products become members of GPOs. GPOs negotiate pricing arrangements and contracts, sometimes on an exclusive basis, with medical supply manufacturers and distributors. These negotiated prices are then made available to a GPO's affiliated hospitals and other members. If we are not one of the providers selected by a GPO, affiliated hospitals and other members may be less likely to purchase our products, and if the GPO has negotiated a strict sole source, market share compliance or bundling contract for another manufacturer's products, we may be precluded from making sales to members of the GPO for the duration of the contractual arrangement. Our failure to renew contracts with GPOs may cause us to lose market share and could have a material adverse effect on our sales, financial condition and results of operations. We cannot assure you that we will be able to renew these contracts at the current or substantially similar terms. If we are unable to keep our relationships and develop new relationships with GPOs, our competitive position may suffer.

Increased pricing pressure and other restrictions in the U.S. and abroad from managed care organizations, institutional Investors, and government agencies and programs, among others, could negatively affect our revenues and profit margins.

Our products continue to be subject to increasing pressures from market access, pricing and rebates and other restrictions in the U.S., the EU and other regions around the world, including from (i) rules and practices of managed care organizations and institutional and governmental Investors; (ii) judicial decisions and governmental laws and regulations for Medicare, Medicaid and U.S. healthcare reform, including the 2010 Patient Protection and Affordable Care Act; (iii) the potential impact of pharmaceutical reimbursement, Medicare Part D Formularies and product pricing in general; (iv) delays in gaining reimbursement; (v) government price erosion mechanisms across Europe and in other countries, resulting in deflation for pharmaceutical product pricing; (vi) collection delays in government-funded public hospitals outside the U.S. (vii) the impact on pricing from parallel trade across borders; (viii) other developments in technology and/or industry practices that could impact the reimbursement policies and practices of third-party payers; and (ix) limited or blocked market access due to real or perceived differences in value propositions for our products compared to competing products.

The illegal importation of counterfeit products and medical device products from countries where government price controls or other market dynamics result in lower prices may adversely affect our sales and profitability in the U.S. and other countries in which we operate.

Foreign imports are illegal under current U.S. law, with the sole exception of limited quantities of prescription drugs imported for personal use. However, the volume of illegal imports continues to rise as the ability of patients and other customers to obtain these lower priced imports has grown significantly. In addition, U.S. policy makers may expand consumers' ability to import lower priced versions of our products and competing products from Canada, where there are government price controls. Any future legislation or regulations that increase consumer access to lower priced medicines from outside the U.S. may lower the prices we receive for our products, which could adversely impact our revenues.

Risks Related to the Securities

The shares of Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the shares of Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our shares of Series Seed Preferred Stock. Because our shares of Series Seed Preferred Stock have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, our shares of Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the shares of Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the shares of Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 73.02% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Purchasers will grant a proxy to vote their Securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters submitted to a vote of the stockholders of the Company. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

By signing an irrevocable proxy in connection with the purchase of the Securities, you will grant a proxy to the Intermediary or its affiliate to vote the Securities on all matters coming before the shareholders for a vote. The Intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the Intermediary may vote its proxy in a manner that may not be in the best interests of you as a shareholder. For example, the Intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

There is no present market for the Securities, and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of Series Seed Preferred Stock will be subject to dilution.

If the Company conducts subsequent offerings of Series Seed Preferred Stock or Securities convertible into Series Seed Preferred Stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities. Dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of Series Seed Preferred Stock.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.
The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

KneeVoice is a MedTech company that has developed a simple, quick and noninvasive, diagnostic platform presently applied to orthopedic medicine engineered to provide precise diagnosis of cartilage damage in the patellofemoral joint (knee joint). The platform is intended to be used in the diagnostic process, as well as in the follow-up and treatment outcome monitoring phases of recovery. This platform is designed to be used by orthopedic and sports medicine clinicians, physical therapists, trainers, and individuals monitoring their own performance. This is a first-of-its-kind platform that offers advanced technology applied to the orthopedic practice, with intellectual property protection covering the data capture and analysis methods used in diagnostic testing.

Business Plan

B2B distribution channel overview:

- Licensing and/or distribution agreements with big pharma companies involved in orthopedics.
- Direct sales to orthopedic centers, general practitioners, and physical therapists.

D2C distribution channel overview:

- Selling directly to consumers for day-to-day monitoring of knee health and to encourage everyone to understand the health effects of osteoarthritis with the goal of preventing early cartilage deterioration

Software-as-a-Service licensing stream from both distribution channels.

History of the Business

The Company's Products and/or Services

Products	Description	Current Market
KneeVoice Diagnostic Device	KneeVoice is simple, quick, and non-invasive. It is intended to be used as the only office diagnostic tool for the orthopedic surgeon. The device is designed to provide precise information of cartilage damage in the diagnostic process, as well as in the follow-up and treatment outcome monitoring of patients.	Proof of concept being utilized for medical trials, testing and validation within the U.S.
KneeVoice Wearable	This product is intended to be a non-invasive and worn around the knee and uses acoustic signals and telemetry data to assess tissue and joint condition. Paired with a mobile app, KneeVoice Wearable provides you information to maintain your knees' health and wellness.	Prototype validation device for testing, marketing, and bench-marketing within the U.S.

KneeVoice Diagnostic Device: The KneeVoice Diagnostic Device is simple, quick to use and noninvasive. It is being designed to be the only office diagnostic tool for the orthopedic surgeon that can provide precise information of cartilage damage in the diagnostic process, as well as in the follow-up and treatment outcome monitoring of patients. The KneeVoice Diagnostic Device is intended to be used by orthopedic and sports medicine clinicians, as well as physical therapists, trainers and individuals to monitor cartilage degradation from sports-related activities. The Company anticipates medical device certification and introducing it to various markets with the proceeds of this Offering.

KneeVoice Wearable: KneeVoice Wearable is intended to be worn around the knee and uses acoustic signals and telemetry data to assess tissue and joint condition. Paired with a mobile app, KneeVoice Wearable is being designed to provide the user with information to maintain healthy knees. Used as a monitor device after intervention and by individuals monitoring performance KneeVoice Wearable is also intended to be used by physical therapists. The Company also intends for the product to be used by sports teams, performance training and as a claims compliance instrument. The Company anticipates introducing it to various markets with the proceeds of this Offering.

Competition

We are not aware of direct competitors; however, clinicians and surgeons currently use MRIs and ultrasound devices to understand the level of cartilage degradation in the knee. Some well-known MRI and ultrasound device manufacturers include GE Healthcare, Butterfly, Philips, and Siemens Healthineers.

We anticipate focusing on the following issues:

- Diagnostics: Precise and dynamic diagnosis of PF cartilage damage cannot be obtained with high specificity or sensitivity with X-rays, CT scans or MRI. We aim to give a precise and easy-to-read assessment of PF Cartilage damage.

- Interpretation: The analysis of patellofemoral osteoarthritis (PFOA) data is usually done by specialists different from the treating physician (radiologists among others). We plan on providing the specialist the opportunity to personally and directly assess in his office or practice the cartilage damage score and repeat it on every medical visit. With a device that is noninvasive, pain free and without exposure to damaging or toxic elements. Costs Problem: Monitoring PF cartilage damage requires expensive diagnostic tools such as MRI or CT scans. KneeVoice aims to provides active, dynamic and real-time information at a very low cost.

Customer Base

We have not yet sold any products, however, anticipate our initial customers to be orthopedic surgeons and other clinicians. We expect orthopedic centers, general practitioners, physical therapists and individuals to be our core customer base when both products are fully developed.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
USA 10448919	Assessing joint condition using acoustic sensors	A new, non-invasive tool for cartilage assessment, exercise and sports management, and prevention of osteoarthritis is provided. In various embodiments, cartilage condition is assessed using audible signals from joints. Assessment test results are used to provide feedback regarding joint stress and friction that is related to physiological or pathological loads. Data obtained from audible signals are processed to provide an index that can be interpreted by a user or third parties. The index is useful as a baseline for exercise practices, training routines, wellness programs, or rehabilitation protocols.	February 2, 2018	October 22, 2019	USA
European EP3386393			July 12, 2016	May 5, 2021	EUROPE and UK

| D874488 | Display screen or portion thereof with graphical user interface | Description: The file of this patent contains at least one drawing executed in color. Copies of this patent with color drawing(s) will be provided by the Office upon request and payment of the necessary fee. FIG. 1 is a front view of an embodiment of a display screen or portion thereof with graphical user interface; FIG. 2 is a front view of an embodiment of a display screen or portion thereof with graphical user interface; FIG. 3 is a front view of an embodiment of a display screen or portion thereof with graphical user interface; FIG. 4 is a front view of an embodiment of a display screen or portion thereof with graphical user interface; FIG. 5 is a front view of an embodiment of a display screen or portion thereof with graphical user interface; FIG. 6 is a front view of an embodiment of a display screen or portion thereof with graphical user interface; FIG. 7 is a front view of an embodiment of a display screen or portion thereof with graphical user interface; FIG. 8 is a front view of an embodiment of a display screen or portion thereof with graphical user | November 21, 2017 | February 4, 2020 | USA |

		interface; and, FIG. 9 is a front view of an embodiment of a display screen or portion thereof with graphical user interface. The broken lines showing the display screen or portion thereof form no part of the claimed design.			

| D806730 | Display screen or portion thereof with graphical user interface | The ornamental design for a display screen or portion thereof with graphical user interface, as shown and described.

FIG. 1 is a front view of an embodiment of a display screen or portion thereof with graphical user interface;

FIG. 2 is a front view of an embodiment of a display screen or portion thereof with graphical user interface;

FIG. 3 is a front view of an embodiment of a display screen or portion thereof with graphical user interface;

FIG. 4 is a front view of an embodiment of a display screen or portion thereof with graphical user interface; and,

FIG. 5 is a front view of an embodiment of a display screen or portion thereof with graphical user interface. The broken lines in the figures represent environmental structure and form no part of the claimed design. | January 5, 2016 | January 2, 2018 | USA |

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5387151	Apparatus for assessing tissue and joint health	KNEEVOICE	October 13, 2015	January 23, 2018	USA

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the Food and Drug Administration (FDA) and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies. The KneeVoice Diagnostic Device is being built under FDA certifiable manufacturing rules. We have filed a pre-submission to the FDA on January 14, 2022. The KneeVoice Wearable does not require FDA clearance.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1626 Montana Avenue #155, Santa Monica, CA 90403.

The Company conducts business in United States.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised, rounded to the nearest whole number.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.0%	$1,250	5.0%	$53,500
Wearable Product Development	10.7%	$2,687	10.7%	$115,000
Software Costs	10.3%	$2,570	10.3%	$110,000
Wearable Product Inventory	14.0%	$3,504	14.0%	$150,000
Diagnostic Device Product Inventory	31.0%	$7,742	31.0%	$331,498
Marketing	10.3%	$2,570	10.3%	$110,000
Legal and Certifications	7.5%	$1,869	7.5%	$80,000
Company Overhead	11.2%	$2,803	11.2%	$120,000
Total	**100.00%**	**$24,995**	**100.00%**	**$1,069,998**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company will pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and will receive a number of shares of Series Seed Preferred Stock of the issuer that is equal to two percent (2%) of the total number of shares of Series Seed Preferred Stock sold by the issuer in the Offering.

The Company has the discretion to alter the use of proceeds based on changes in general economic conditions or business conditions.

DIRECTORS, OFFICERS, AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Gustavo de Greiff

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Co-Founder, Director, June 2016 to present; Oversee company operations, strategy and financing.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

VP of Business Development, LATM of Ubicquia LLC; February 2016 – 2022
- Identify, cultivate, and negotiate markets through LATM
- Maintain full financial and P&L responsibility for the region and function as a liaison between the firm and local projects, with a focus on regulatory framework, channel development, marketing, brand promotion, and budgeting.

Education

MBA, Finance and International Business; University of Miami

Certificate of Entrepreneurship; Northwestern University

Name

Felipe Rigby

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO, Co-Founder, Director, June 2016 to present; Manage the tech stack, including software and product development.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CTO and Founder of Restowiz; March 2020 – Present
- Creating a digital-first solution for restaurant operations management
- Leading and shaping the tech stack for its global customers

CTO of Sansa Advertising; September 2017 – March 2020
- Overseeing the technology transformation of Sansa's clients
- Developing growth marketing solutions for clients, focusing on client acquisition or partnership expansion opportunities

Education

Master's degree, Computer Science; Universidad El Bosque

Name

Dr. Carlos Leal

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Medical Officer, Co-Founder, June 2016 to present; Leads the scientific and medical testing trials.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Professor, Universidad El Bosque, 1992 – Present;
- Associate Professor of the Postgraduate course in Orthopedics and Traumatology
- Member of the Board of Directors of El Bosque University

Physician, Lufthansa; January 2011 – Present;
- Physician for Lufthansa, Colombia

President, HISPAMEF; June 2018 – Present;

Director, Fenway Medical; November 2008 – Present

Education

Medical Doctor; Bosque University in Columbia

Postdoctoral Research Fellow; Harvard Medical School

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Gustavo de Greiff

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Co-Founder, Director, June 2016 to present; Oversee company operations, strategy and financing.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

VP of Business Development, LATM of Ubicquia LLC; February 2016 – 2022
- Identify, cultivate, and negotiate markets through LATM
- Maintain full financial and P&L responsibility for the region and function as a liaison between the firm and local projects, with a focus on regulatory framework, channel development, marketing, brand promotion, and budgeting.

Education

MBA, Finance and International Business; University of Miami

Certificate of Entrepreneurship; Northwestern University

Name

Felipe Rigby

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO, Co-Founder, Director, June 2016 to present; Manage the tech stack, including software and product development.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CTO and Founder of Restowiz; March 2020 – Present
- Creating a digital-first solution for restaurant operations management
- Leading and shaping the tech stack for its global customers

CTO of Sansa Advertising; September 2017 – March 2020
- Overseeing the technology transformation of Sansa's clients
- Developing growth marketing solutions for clients, focusing on client acquisition or partnership expansion opportunities

Education

Master's degree, Computer Science; Universidad El Bosque

Name

Dr. Carlos Leal

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Medical Officer, Co-Founder, June 2016 to present; Leads the scientific and medical testing trials.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Professor, Universidad El Bosque, 1992 – Present;
- Associate Professor of the Postgraduate course in Orthopedics and Traumatology
- Member of the Board of Directors of El Bosque University

Physician, Lufthansa; January 2011 – Present;
- Physician for Lufthansa, Colombia

President, HISPAMEF; June 2018 – Present;

Director, Fenway Medical; November 2008 – Present

Education

Medical Doctor; Bosque University in Columbia
Postdoctoral Research Fellow; Harvard Medical School

Name

Philippe Chutzcer

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Marketing Officer, January 2016 – present; Manages the marketing and business development programs and initiatives

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Head of Growth, Sansa Advertising; January 2017 – Present
- Leading growth marketing initiatives, including product-led growth, funnel optimization, monetization, paid media, paid social, metrics and analytics deployment, and partnership configuration

Education

Master's degree, Marketing; ESSCA

Indemnification

Indemnification is authorized by the Company to its directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has seven (7) employees.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Dilson Beltran	Independent contractor	June 3, 2019	N/A
Mauricio Porras	Independent contractor	May 1, 2017	N/A
Andres Alegria	Independent contractor	March 1, 2021	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of Security	Common Stock, $0.0001 par value per share
Amount Authorized	4,000,000
Amount Issued and Outstanding	361,243
Voting Rights	One vote per share
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Series Seed Preferred Stock issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities)	100%
Other material terms	N/A

The Company has the following debt outstanding as of March 2022:

Type of debt	Accounts Payable
Creditors	Third-party manufacturing and professional services firms
Amount outstanding	$131,013
Interest rate and payment schedule	The Company shall repay its creditors within a reasonable time period from receiving an invoice.
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	N/A
Other material terms	N/A

Type of debt	Deferred Compensation
Creditors	Co-founders of KneeVoice, Inc.
Amount outstanding	$106,004
Interest rate and payment schedule	There is no interest rate. The co-founders may cancel this liability.
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	N/A
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	63,213	$1,275,638.34	Commercial device design and development	November 15, 2021	Rule 506(b)

Valuation

The Company's pre-money valuation is $10 million.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the company is owned by few people. Those persons are: Dr. Carlos Leal, Felipe Rigby and Gustavo de Greiff.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Dr. Carlos Leal	24.34%
Felipe Rigby	24.34%
Gustavo de Greiff	24.34%

Following the Offering, the Purchasers will own 0.23% of the Company if the Minimum Amount is raised and 9.84% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

For the fiscal years ending December 31st of 2021, 2020, and 2019, KneeVoice had no revenues.

The Company intends to generate revenue over the next 12 months by rolling out our products within the following three revenue verticals:

- B2B to orthopedic doctors, general practitioners and pharmaceutical companies;
- D2C wearables to consumers; and
- SaaS for software licensing.

Liquidity and Capital Resources

The Offering proceeds are important to our business and operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan. Specifically, we intend to use the funds on product development, hiring additional staff, business operations, and marketing.

We believe additional liquidity will allow us to finalize the manufacturing of both KneeVoice products - Diagnostic Device and Wearable – and allow us to create inventory.

We do not have any additional sources of capital other than the proceeds from the Offering.

In the future, we may utilize additional commercial financings, lines of credit and term loans and/or issue equity securities for general corporate purposes, including acquisitions and investing in our technologies and platform. We may also use our current cash and cash equivalents to pay down our debt, in part or in full. Management plans to fund our operations over the next twelve months by accessing sources of capital such as through the issuance of equity and/or debt securities. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future: KneeVoice contracted design and manufacturing of its devices.

Material Changes and Other Information

We closed a seed round in November 2021 by issuing shares of our common stock, par value $0.0001 per share (the "Common Stock") which allowed the Company to proceed with design and manufacturing. The total amount raised was approximately $1.2 million.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 38,656 Securities for up to $1,069,998.08. The Company is attempting to raise a minimum amount of $24,995.04 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by August 29, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,069,998.08 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's assets value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

If a Purchaser does not cancel an investment commitment before the Offering Deadline, the funds will be released to the Company upon closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined by dividing the pre-money valuation of this Offering by the fully diluted capitalization of the Company. The minimum amount that a Purchaser may invest in the Offering is $110.72. The pre-money valuation for this Offering was determined arbitrarily, and no independent third party valuation was conducted to determine such valuation.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

Commission/Fees

The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will receive a number of Securities of the issuer that is equal to two percent (2%) of the total number of shares of Securities sold by the issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our offering materials and the Term Sheet in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 4,000,000 shares of common stock, par value $0.0001 per share (the "Common Stock"), of which 361,243 shares of Common Stock will be issued and outstanding and (ii) 39,429 shares of Series Seed Preferred Stock, of which 921 shares of Series Seed Preferred Stock will be issued and outstanding. A draft of the Certificate of Amendment to the Certificate of Incorporation of KneeVoice, Inc. (the "Restated Certificate") is attached hereto as Exhibit G.

Classes of Securities of the Company

Common Stock

Dividend Rights
Holders of Common Stock are entitled to receive dividends *pari passu* with holders of Preferred Stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law,

there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

Right to Receive Liquidation Distributions
In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to the lesser of (i) their pro rata share among holders of Common Stock in the net assets legally available for distribution to stockholders after the payment of the liquidation preference to holders of Preferred Stock and payment of all of the Company's debts and other liabilities or (ii) their pro rata share among holders of Common Stock and Preferred Stock (on an as-converted basis) after payment of all the Company's debts and other liabilities.

Rights and Preferences
Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock.

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock (including those offered in this offering) and any additional classes of Preferred Stock that we may designate in the future.

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends *pari passu* with holders of Common Stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of our stockholders as a single class with the holders of Common Stock. So long as at least 50% of the original number of Series Seed Preferred Stock is outstanding, specific matters submitted to a vote of the stockholders require the approval of the holders of a majority of outstanding Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the Restated Certificate, as then in effect, in a way that adversely affects the Series Seed Preferred Stock; or

- create any new class or series of capital stock having rights, powers or privileges set forth in the certificate of incorporation, as then in effect, that are senior to Series Seed Preferred Stock, unless the Company offers the Series Seed Preferred Stock the right to convert or exchange their Series Seed Preferred Stock into capital stock of the Company having such senior rights, powers or privileges.

Proxy Granted to MicroVenture Marketplace Inc.
Each Purchaser will appoint MicroVenture Marketplace Inc. as the sole and exclusive attorney and proxy of such Purchaser, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Purchaser is entitled to do so) with respect to all of the shares of Series Seed Preferred Stock of the Company. This means that you will have no right to vote any of your shares until the Proxy is terminated and the Proxy will only terminate upon the mutual agreement of the Company and MicroVenture Marketplace Inc, pursuant to the Proxy Agreement attached hereto as Exhibit H.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of (i) the original issue price, plus any dividends declared but unpaid or (ii) such amounts that they would have received had all Shares of Preferred Stock been converted to common stock. Holders of Series Seed Preferred Stock receive these distributions before any holders of Common Stock.

Conversion Rights
Each share of Series Seed Preferred Stock is convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder of Series Seed Preferred Stock.

Rights and Preferences

Under the Subscription Agreement, investors who have invested $25,000 or greater are designated "Major Purchasers". Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

- Major Purchasers will have the right to participate on a pro rata basis in subsequent Qualified Financings of the Company for cash involving the issuance of new equity or equity-linked securities of the Company, provided the Company receives gross proceeds of not less than $1 million in such equity or equity-linked financings.

- Major Purchasers will receive standard information and inspection rights, including the right to (i) visit and inspect any of the properties of the Company, (ii) examine the books of account and records of the Company, and (iii) discuss the affairs, finances, and accounts of the Company with the directors, officers, and management employees of the Company. Major Purchasers are defined as such following the Offering Deadline, may not transfer their Major Purchaser right to any other person and as long as a Major Purchaser holds at any time at least one share of Series Seed Preferred Stock, such Major Purchaser shall continue to have the information and inspection rights granted to them.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, (3) as part of an Offering registered with the SEC or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right or obligation to repurchase the shares of Series Seed Preferred Stock.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Securities

Related Person/Entity	Family members of CEO Gustavo De Greiff
Relationship to the Company	CEO
Total amount of money involved	$392,447.55
Benefits or compensation received by related person	Ownership in the Company
Benefits or compensation received by Company	Operating Capital
Description of the transaction	Part of the common stock seed round, related persons bought shares within the normal stock purchase agreement of the round.

Related Person/Entity	Co-Founders of KneeVoice, Inc.
Relationship to the Company	Co-Founders
Total amount of money involved	$106,004
Benefits or compensation received by related person	Deferred compensation
Benefits or compensation received by Company	Operating Capital
Description of the transaction	Deferred compensation carries no interest rate and may be forgiven at the option of the co-founders.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Gustavo De Greiff
(Signature)

Gustavo De Greiff
(Name)

CEO
(Title)

May 4, 2022
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Gustavo De Greiff
(Signature)

Gustavo De Greiff
(Name)

CEO
(Title)

May 4, 2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Form of Subscription Agreement
Exhibit D   Form of Term Sheet
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Certificate of Amendment to the Certificate of Incorporation
Exhibit H   Form of Irrevocable Proxy

EXHIBIT A

Financial Statements

KNEEVOICE, INC.

Unaudited Financial Statements For The Years Ended December 31, 2021 and 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Kneevoice, LLC
Santa Monica, CA

We have reviewed the accompanying financial statements of Kneevoice, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2021 and 2020 and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 1, 2022

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

KNEEVOICE, INC.
BALANCE SHEET
DECEMBER 31, 2021 AND 2020
_____

	2021	2020
ASSETS		
CURRENT ASSETS		
Cash	$ 320,039	$ 5,064
Other Current Assets	12	-
TOTAL CURRENT ASSETS	320,051	5,064
NON-CURRENT ASSETS		
Intangible Assets	72,064	-
TOTAL NON-CURRENT ASSETS	72,064	-
TOTAL ASSETS	$ 392,115	$ 5,064
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	141,715	213,723
Deferred Compensation	106,004	-
TOTAL CURRENT LIABILITIES	247,719	213,723
NON-CURRENT LIABILITIES		
Convertible Notes	-	100,000
Note Payable	-	16,000
Accrued Interest	-	21,250
TOTAL LIABILITIES	247,719	350,973
SHAREHOLDERS' EQUITY		
Common Stock (4,000,000 shares authorized;	36	27
361,243 shares issued; $0.0001 par value)	-	-
Additional Paid In Capital	1,636,931	393,541
Retained Deficit	(1,492,570)	(739,478)
TOTAL SHAREHOLDERS' EQUITY	144,397	(345,910)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 392,115	$ 5,064

KNEEVOICE, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

_____

	2021	2020
Operating Expense		
Research & Development	674,196	20,000
Legal & Professional	55,288	23,088
General & Administrative	14,003	2,083
Advertising & Marketing	3,843	-
	747,330	45,171
Net Loss from Operations	(747,330)	(45,171)
Other Expense		
Interest Expense	(4,366)	(5,000)
Net Loss	$ (751,696)	$ (50,171)
Net Loss Per Share		
Weighted average common shares outstanding - Basic	361,243	270,000
Net Loss per share	$ (2.08)	$ (0.19)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

2

KNEEVOICE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Cash Flows From Operating Activities		
Net Loss For The Period	$ (751,696)	$ (50,171)
Change in Deferred Compensation	106,004	-
Change in Other Current Assets	(12)	-
Change in Accounts Payable	(72,009)	34,062
Net Cash Flows From Operating Activities	(717,712)	(16,109)
Cash Flows From Investing Activities		
Acquisition of Intangible Assets	(72,064)	-
Net Cash Flows From Investing Activities	(72,064)	-
Cash Flows From Financing Activities		
Increase in Additional Paid In Capital	1,243,390	-
Issuance of Common Stock	9	-
Non-Cash Adjustment	(1,396)	-
Capitalization of Accrued Interest	(21,250)	5,000
Repayment of Borrowings	(16,000)	-
Conversion of Convertible Notes	(100,000)	-
Net Cash Flows From Financing Activities	1,104,753	5,000
Cash at Beginning of Period	5,064	16,173
Net Increase (Decrease) In Cash	314,976	(11,109)
Cash at End of Period	$ 320,039	$ 5,064

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

KNEEVOICE, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Common Stock Number	Common Stock Amount	Additional Paid In Capital	Retained Deficit	Total Stockholders' Equity
Balance at December 31, 2019	-	-	$ 393,541	$ (689,308)	$ (295,767)
Issuance of Stock	270,000	$ 27			$ 27
Net Loss				$ (50,171)	$ (50,171)
Balance at December 31, 2020	270,000	$ 27	$ 393,541	$ (739,478)	$ (345,910)
Issuance of Stock	91,243	$ 9	$ 1,243,390		$ 1,243,399
Net Loss				$ (751,696)	$ (751,696)
Non-Cash Adjustment				$ (1,396)	$ (1,396)
Balance at December 31, 2021	361,243	$ 36	$ 1,636,931	$ (1,492,570)	$ 144,397

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Kneevoice, Inc. ("the Company") is a corporation organized under the state of California domiciled in Delaware. The Company develops a digital patellofemoral audio-arthrography system for the maintenance of knee health and wellness.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2021 of $751,696 and 2020 of $50,171.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through May 1, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising

The Company records advertising expenses in the year incurred.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is comprised of intellectual property. These include patents the company developed over the years and will be depreciated over management's estimate of the asset's useful life.

Deferred Compensation

The Company settled with founders to defer their compensation as part of the first seed round and to take payment at a later date.

Adjustment to Retained Earnings

An adjustment was required during 2021. Interest expense was overstated in the amount of $1,396 and then corrected by management.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to common stock.

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2021 and 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of California and in addition to its domiciled State of Delaware.

Net Loss Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

Convertible Notes

In 2016, the company issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations ("the Convertible Notes"). The notes accrue interest at the rate of 5% per annum and are payable at a future date to be determined by management.

In 2021, the company had the entire series of convertible notes including any accrued interest converted into equity.

Note Payable

In 2017, the company issued a note payable in exchange for cash for the purpose of funding continuing operations ("the Note Payable"). The note bears no interest and was fully paid down as of 2021.

NOTE E- EQUITY

Under the Company's original articles of incorporation, the Company authorized 4,000,000 shares of $0.0001 par value Common Stock.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference

As of December 31, 2021, the number of shares issued and outstanding by class was as follows:

Common Stock   361,243

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits. The company faces concentration risks associated with suppliers. This stems from a single manufacturing source.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 1, 2022, the date that the financial statements were available to be issued.

Crowdfund Offering

In 2022, the Company intends to offer securities which are expected to be exempt from registration under Regulation CF. The offering campaign will be made through MicroVenture Marketplace, Inc., a registered broker-dealer and FINRA member.

EXHIBIT B

Company Summary



MicroVentures



Company: KneeVoice

Market: Diagnostic equipment

Product: Noninvasive diagnostic and monitoring platform for cartilage degradation in the knee

Company Highlights

- Filed FDA pre-submission (FDA pre-sub) in January 2022 for its device that monitors cartilage degradation in the knee
- Completed medical trials in several health centers in the U.S and performed in-person testing on over 3,000 knees in the U.S., Portugal, Spain, Chile, and Colombia with the KneeVoice technology
- Granted patents globally that cover the utility of its technology and product designs
- Previously raised $1.2+ million from individual investors to develop its knee cartilage assessment technology

WHY IT'S INTERESTING

It's estimated that approximately 250 million people worldwide are affected by degradation of cartilage in the knee (knee osteoarthritis, or knee OA), as of 2018. The prevalence of knee OA has accelerated in the wake of contemporary life that includes people living longer and living with obesity.[i] Of these people, approximately 32.5 million are living within the U.S. alone.[ii] Currently, people with knee OA or even general knee pain have few options when it comes to diagnosis, which usually involves taking a magnetic resonance image (MRI) of the knee.[iii] For a simple knee joint assessment via an MRI test, the total cost could be hundreds or even thousands of dollars just for one test.[iv]

KneeVoice is attempting to bring to market its MedTech platform being built with neural network, artificial intelligence, and machine learning capabilities applied to orthopedics, specifically for the knee. The KneeVoice device captures the sounds, vibrations, and position emitted by the knee to analyze, detect, and monitor the health of your knee joints. KneeVoice has already conducted clinical trials in the U.S., Portugal, Spain, Chile, and Colombia and has been granted utility and design patents for its technology around the globe. To do that, KneeVoice has formed a team with deep business development, medicine, and technology experience and is led by Gustavo De Greiff, who has previously sold multiple businesses.

Additionally, KneeVoice has recently filed a pre-submission with the Food and Drug Administration (FDA) for one of its products, the KneeVoice Diagnostic Device. The company expects to eventually seek FDA Certification to sell its diagnostic product as a medical device that can diagnose knee cartilage degradation through analysis of the sound and vibrations emitted by the knee. With this device, KneeVoice is aiming to provide a simple to use and easy to understand diagnostic test that enables patients to learn more about their knee health. The company intends to concurrently sell a direct-to-consumer wearable, which individuals can use to monitor their own knee cartilage health. KneeVoice believes this product will open an attractive and more accessible revenue stream for its technology.



EXECUTIVE SNAPSHOT

KneeVoice is on a mission to enable everyone to understand the health of one of the most prominent joints in the human body—the knee. With its two products, the KneeVoice Diagnostic Device and the KneeVoice Wearable, the company is seeking to distribute its knee monitoring technology to medical professionals and individual consumers around the globe. Initially, the company is focused on U.S. distribution and growth and has already been granted patents for its monitoring technology and diagnostic user interface technology. KneeVoice is seeking additional capital to fund its domestic and eventual international expansion, as it begins rolling out its business-to-business and consumer products. With its technology, KneeVoice hopes that everyone can continuously understand their own joint health and make appropriate life choices to increase the longevity of these vital joints.

COMPANY SUMMARY

Opportunity

The prevalence of chronic diseases and the emphasis on early diagnosis and treatment of these diseases is expected to shape how we receive healthcare. One broad market that is expected to benefit from these trends is the medical device market, which was valued at over $430 billion globally in 2020. Within this market, consumables (urinalysis, ultrasounds, blood tests) and capital equipment (MRIs) are needed for medical professionals to perform diagnostic testing. This already large and established market is continuing to see research and development investments by leading companies to further advance diagnostic technology.[v] For example, Medtronic reported its research and development expenses for fiscal year 2021 (ending April 30) reached close to $2.5 billion.[vi]

While the diagnostics market has seen incredible innovation, the capital used in some diagnostic tests can be costly,[vii] which may contribute to costly tests themselves.[viii] For example, MRI machines within the U.S. cost anywhere from a few hundred thousand dollars to millions.[ix] And if you're a patient who needs to undergo a test from one of these machines, you should expect to pay around $1,000 (without insurance).[x]

KneeVoice is developing a diagnostics and monitoring platform to enable consumers and doctors to understand their own or their patients' knee cartilage health. With its technology, KneeVoice is attempting to provide end consumers with a noninvasive, quick, and cost-effective means to not only understand but actually hear their knee cartilage health. With a combination of acoustic and vibration analysis, the KneeVoice platform is being built to emit a knee joint "score" so users can more easily and accurately understand their individual knee health. Given that over 2 million people globally underwent a knee arthroscopic surgery in 2017,[xi] KneeVoice believes it has an attractive market opportunity.

Product

KneeVoice's platform is centered around two hardware products – the KneeVoice Diagnostic Device and the KneeVoice Wearable — and a compatible software analysis tool.

KneeVoice Diagnostic Device



The KneeVoice Diagnostic Device is being engineered as a professional-grade diagnostic device for doctors, physician offices, sports teams, and other business customers who typically rely on invasive arthroscopic interventions, X-rays, MRI, and CT diagnostic testing. With this device, professionals can potentially assess cartilage damage in the knee quickly and at a fraction of the cost of current diagnostic methods. The company will need FDA clearance to sell the product as a diagnostic device and sent the FDA a pre-submission requesting feedback on the device in January 2022.

The company has currently developed the device as a prototype and expects the final product to consist of a display interface and vibration and position sensors. The display interface will primarily be used by the professional conducting the exam and will depict the audio graphic images taken from the probes. The probes will be connected to the patient's knee with adhesive patches, then collect and transmit audiogram signals to the display.



KneeVoice Wearable

The KneeVoice Wearable is a proof-of-concept device that will be designed as a consumer product for individuals. Wrapped around the knee, the Wearable will feature a sound and sensor probe affixed at the knee joint that monitors cartilage movement and health. The company expects to equip the device with Bluetooth capabilities, allowing the individual to listen to the voice of their knees – KneeVoice – and provide a score related to cartilage data with a connected mobile device through the KneeVoice mobile application.






The KneeVoice mobile application is currently in development and is expected to be featured on Android and iOS app stores once complete. When connected with the Wearable device, the application will enable individuals to view their own, unique KneeVoice Score, which assesses knee cartilage health between 0 (poor) and 100 (perfect). Over time, individuals could use the Wearable and connected application to monitor changes in their knee cartilage health.

KneeVoice Technology

Both of KneeVoice's products are being designed with three primary technologies.



Listening Device

A noninvasive listening device that uses acoustic sensors to capture and transmit the sounds of cartilage.



Artificial Intelligence

A machine-learning algorithm that analyzes, compares, and assesses the health of the knee.



Neural Network

A neural network can take this data, compare it to existing information on other users, and develop a more accurate algorithm.

Intellectual Property Portfolio

KneeVoice has been granted patents globally for its technology, which cover the utility of its acoustic sensors and design of the display screen built for the KneeVoice Diagnostic Device. The following includes patent names, numbers, and a short description:



- Assessing Joint Condition Using Acoustic Sensors – (European) EP3386393 and (U.S.) 10448919 – Patent that covers the system and methods for assessing joint condition through the analysis of joint noise emissions and scoring.
- Display Screen or Portion Thereof With Graphical User Interface – (U.S.) D806730, (U.S.) D874488 – Design patent covering the display screen and a graphical user interface of the KneeVoice Diagnostic Device.

Use of Proceeds

If the minimum amount ($24,995.04) or the maximum amount ($1,069,998.08) is met, the company expects to use the proceeds as follows:



- **Intermediary Fees:** Fees associated paid to the intermediary for this offering.
- **Wearable Product Development:** Expenses associated with the commercial development of its wearable prototype.
- **Software:** Software development expenses associated with completing its Wearable iOS and Android mobile applications.
- **Wearable Product Inventory:** Capital needed to build an inventory for its Wearable device.
- **Diagnostic Product Inventory:** Capital needed to build an inventory for its Diagnostic device.
- **Marketing:** Expenses associated with digital advertising, trade show participation, and outbound sales efforts.
- **Legal and Certifications:** Fees associated with upkeep and potential future filings to build out its IP portfolio and expenses related to its Diagnostic device certification.
- **Overhead:** General overhead, including payroll costs for programmers and support staff. The company will not use any funds to pay its founders or Directors.

Product Roadmap

Over the next year, KneeVoice expects to roll out commercial delivery for its Diagnostic Device, pending FDA feedback, along with releasing its D2C Wearable. A general outline of its product roadmap can be seen below:

Q1 and Q2 2022	Q4 2022	Q1 2023
• FDA conference call • FDA certification submission	• Launch commercial efforts in the APAC region	• Launch Wearable


• Develop initial Diagnostic Device units • Diagnostic Device showcase at AANA • Wearable development kick-off	• Receive feedback from the FDA on Diagnostic Device • Begin certification process for the Wearable • Launch certified Diagnostic Device	• Launch D2C marketing initiatives

Business Model

KneeVoice anticipates employing the following revenue models for its products:

- **Business-to-business (B2B):** The company plans to sell and/or lease the KneeVoice Diagnostic Device to orthopedic centers, individual doctors, physical therapists, and sports teams, among other target business end users. The company expects to price this product at $6,600 and sell disposable knee adhesives between $6 and $10, dependent on volume ordered.

- **Direct-to-consumer (D2C):** The KneeVoice Wearable to be used by individual end users and will have a lower price point of $149 compared to the B2B product.

- **Software-as-a-Service (SaaS):** KneeVoice expects to eventually roll out a subscription license for its two products, which will enable businesses to maintain historical records of their patient's knee cartilage data and individuals to monitor their individual health over time. Pricing for its SaaS license is currently under review.

USER TRACTION

In-Field Testing and Medical Trial

From 2016 to 2021, KneeVoice captured acoustic data on over 3,000 patients in the U.S., Portugal, Spain, Chile, and Columbia to assess the sound technology that will be equipped to the KneeVoice Diagnostic Device and the KneeVoice Wearable. These tests, which were conducted across the company's network of physician offices, marks the beginning of the company's audio graphic database across various population demographics, including age and gender. Additionally, the company collected qualitative data points, including knee pain and treatment history. KneeVoice anticipates continuing to build out its database to enable its artificial intelligence technology to better analyze and potentially predict knee cartilage degradation based on an individual's age, gender, and activity level.

Further to the above, KneeVoice conducted 120 patient medical trials in the U.S., Portugal, Spain, Chile, and Columbia to validate its technology by comparing its results with arthroscopic pictures of the patients cartilage.





HISTORICAL FINANCIALS

KneeVoice is currently pre-revenue as it has been developing and testing its technology. Since 2018, the company has spent a majority of its funding to date on prototype development costs, legal fees, and consulting services, which contributed to its product development and international intellectual property portfolio. In 2021, KneeVoice incurred nearly $750,000 of operating expenses, largely attributed to prototype development costs. These costs were the primary reason to the increased expenditures compared to prior quarters from Q2 2021 through Q4.



Operating Expenses
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$-
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Q4 2021

KneeVoice's expenditures relating to prototype develop and legal fees have compromised a majority of its expenses in 2021 and 2020, as the company focused on building out its IP portfolio and preparing for a market launch. In 2021, the company incurred nearly $675,000 of prototype development costs attributed to its two products—the KneeVoice Diagnostic Device and the KneeVoice Wearable.





KneeVoice has yet to report revenue to offset its expenses, which have flowed directly to its bottom line. In addition to its operating expenditures, KneeVoice reported approximately $5,000 of interest expense in each of the last few years. Throughout 2021, KneeVoice has an average monthly cash burn of $65,815 and had over $320,000 of cash on hand as of December 2021.



INDUSTRY AND MARKET ANALYSIS

Digital Health



The digital health market was valued at $141.8 billion in 2020 and is expected to grow at a compounded annual growth rate (CAGR) of 17.4% from 2021 to 2027. This market's growth can be attributed to an increasing adoption of digital solutions in the wake of the COVID-19 pandemic. For example, physicians have increasingly adopted smartphones, tablets, and other mobile platforms within their clinical practices to provide healthcare. The use of mobile platforms by healthcare providers is also made more easily by mobile phone penetration among individuals across the globe, as more than 5 billion people worldwide own a mobile device.[xii]



Source: https://www.gminsights.com/industry-analysis/digital-health-market

Wearable Medical Devices

On the consumer side, the wearable medical devices market is expected to benefit from increasing demand by the global population to maintain their health, which is expected to multiply the market many times over the next six years. In 2019, the wearable medical devices market was valued at $29.76 billion and is expected to increase to nearly $200 billion by 2027. Innovative products that are equipped with biosensors like the Fitbit and Apple Watch provide consumers with real-time tracking of their health. With the increasing prevalence of chronic diseases and lifestyle changes to combat chronic conditions, wearable devices are expected to take a foothold in our lives.[xiii]

Some of the most popular health-related wearables include the Apple Watch, Fitbit, Oura Ring, and Whoop, all of which are equipped with biosensor technology to monitor activity levels within users. The Apple Watch, for example, can track heart rates and calories lost during a workout. Whoop's wristband and the Oura Ring provide users with an optimal time to work out. All of these devices are paired with a mobile application for a detailed view of one's general health, which has created remarkable value for users and investors backing these wearable tech companies.[xiv] In August 2021, Softbank's Vision Fund 2 led Whoop's $200 million Series F round, which valued the company at $3.6 billion.[xv] Also in 2021, Oura achieved an $800 million valuation[xvi] and Google closed on its $2.1 billion Fitbit acquisition.[xvii]

These technologies provide general wellness information, which avoids the need to file for certification as a medical device with the food and drug administration (FDA).[xviii] Oura's CEO previously stated that broad certification of wearables as medical devices is uncharted territory, despite some companies already receiving


partial certification for specific use cases.[xix] For example, Apple received FDA clearance for its Apple Watch's electrocardiogram (EKG) function that detects irregular heart rhythms.[xx] While these products are equipped with specific technologies, receiving FDA approval allows them to tap into the massive medical device market, which was valued at $432.23 billion globally in 2020.[xxi]

Venture Capital Financings

Over the last 11 years, over $168 billion has been invested across 26,239 deals within the Health Tech industry. Venture capital activity in terms of total capital invested is trending higher for this industry and reached an 11-year peak of $54.26 billion in 2021. Additional venture capital activity highlights for the industry are as follows:[xxii]

- Average deal size has increased over the last two years due to a stagnating number of deals and acceleration of total capital invested annually.
- Total capital invested has increased at a reputable CAGR of 41.1% from 2016 to 2021.
- Median pre-money valuation for deals has increased since 2017, from $7.5 million to $16.96 million in 2021.



Capital Invested and Deal Count in the Health Tech Industry, 2011 - 2021

Source: PitchBook Data, Inc.

COMPETITORS

KneeVoice' D2C prototype and B2B proof of concept device could potentially be one of the first noninvasive devices that specifically assesses the degree of cartilage damage in the knee. While current methods of assessing knee cartilage degradation widely include using an MRI machine, similar sonic devices to KneeVoice may be in development by companies that are not included below. The following competitors include vendors of MRI machines and ultrasonic devices.



GE Healthcare: GE Healthcare, a subsidiary of General Electric (NYSE: GE), is a global medical technology and digital solutions arm of the larger multinational conglomerate. GE Healthcare offers numerous products and services throughout the entire healthcare industry,



including healthcare and pharmaceutical IT, analytics software for clinicians, and medical equipment like imaging and ultrasonic devices, among others. Among its many products, the company's MRI family is called SIGNA, which includes its 3.0T, 1.5T, MR applications, AIR, and other advanced products.[xxiii] In 2021, the company unveiled its handheld ultrasonic device called the Vscan Air, which is a wireless solution to its existing counterparts.[xxiv] The Vscan Air is its newest addition to the Vscan family of products, which are being used in 100+ countries, according to the company.[xxv] The Vscan Air is priced at $4,495 and can be used on the whole body.[xxvi] In General Electrics' quarterly report for Q3 2021, its healthcare segment reported $4.3 billion of revenue, down 5% year-over-year, but experienced increased volume for imaging and ultrasound products.[xxvii]

 **Butterfly (NYSE: BFLY):** Butterfly is a medical imaging device company that sells ultrasound devices that can be integrated with a mobile phone. Among its products, iQ+ Butterfly is a whole body ultrasound device that connects to an iPhone or android mobile phone through a compatible wire and accompanying iOS or Android application. Once connected, the user can select from 22 presets with the application, including linear, phased, and curved ultrasound imaging.[xxviii] iQ+ Butterfly is priced at $2,399.[xxix] Customers have the option to add select features to the product, including diagnostic tools (comes with pulsed wave and power doppler settings), procedural tools, education, and collaboration for an extra $199 per year for the first add-on and 99$ per year for additional add-ons.[xxx] In its Q3 2021 earnings report, Butterfly reported generating $43.6 million for the first three quarters of the year. $33.5 million reportedly came from product revenue and the remaining $10.1 million was generated from subscriptions. Year-over-year, revenue for the first three quarters of 2021 grew about 42%.[xxxi]

PHILIPS **Royal Philips (NYSE: PHG):** Royal Philips (Philips) is a multinational health technology conglomerate based out of Amsterdam. Among its products and services, Philips sells its family of nine MRI machines that have varying levels of features and sizes. Its Ingenia Elition 3.0T X, among its other Ingenia designs, is designed to perform MRI exams up to 50% faster.[xxxii] Philips' newest addition is the MR 5300, which is a 1.5T MRI system powered by Philips exclusive BlueSeal magnet and incorporates AI-driven technologies to simplify complex clinical and operational tasks.[xxxiii] Philips also sells Lumify, which is a portable ultrasound device.[xxxiv] In January 2022, Philips provided an update to its Q4 2021 and full year 2021 financials, which it expects to be negatively impacted due to supply chain issues and an earlier announced Philips Respironics recall. In the press release, the company expects to report approximately EUR 4.9 billion of revenue for Q4 and an overall sales decline of approximately 10% due to the two negative effects previously mentioned.[xxxv]

SIEMENS Healthineers **Siemens Healthineers:** Siemens Healthineers (Siemens) is a German medical device company that manufactures and sells MRI machines and ultrasound devices, among many other healthcare products. Its newest MRI machine, MAGNETOM Free.Max, is designed to provide better comfort and greater accessibility.[xxxvi] It also sells multiple ultrasound devices, including its ACUSON Freestlye Series, a wireless, portable ultrasound device.[xxxvii] In its most recent earnings report for Q1 2022 (quarter ending December 31, 2021), the company reported over €5 billion and strong free cash flow of €556 million. It reported diagnostics revenue growth of nearly 20%, which includes €329 million of revenue from COVID-19 antigen tests.[xxxviii]

EXECUTIVE TEAM





Gustavo De Greiff, Chief Executive Officer and Co-Founder: Gustavo De Greiff has over 15 years of business development, finance, contract negotiation, and product marketing experience. Prior to co-founding KneeVoice, De Greiff was the Business Development VP for Ubicquia LLC, the CEO of Digital Virgo, a global mobile content, advertising, and digital services company. He was also the CEO of Contento Media, Financial Analyst for WAAT Media, and VP of Sales and Business Development of TwistBox Entertainment's mobile division. De Greiff holds an MBA from the University of Miami.



Felipe Rigby, Chief Technology Officer and Co-Founder: Filipe Rigby Has been with the company since inception and currently serves as its Chief Technology Officer. Rigby has been a CTO for numerous companies prior to co-founding KneeVoice, including Sansa Advertising, Digital Virgo Americas, and Contento Media. Aside from his current role with the company, Rigby is also the CTO and founder of Restowiz, a restaurant technology company that builds and manages restaurant operations digitally. Rigby holds a Master's in Computer Science from la Universidad el Bosque.



Dr. Carlos Leal, Chief Science Officer and Co-Founder: Dr. Carlos Leal is an orthopedic surgeon and knee replacement specialist with special skills including orthopedic sports medicine, regenerative medicine, arthroscopic and reconstructive knee surgery, and mechanotransduction and shockwave medicine. Throughout his career, Dr. Leal has published numerous papers in national and peer-reviewed journals and won over 10 awards in medicine and medical research. Dr. Leal holds a Bachelor's of Arts degree an M.D. from Bosque University, Bogota. He was also Post-Doctoral Research Fellow at Harvard Medical School and a Knee Surgery Fellow at NYU.[xxxix]



Philippe Chutzcer, Chief Marketing Officer: Philippe Chutzcer brings over 20 years of business development and marketing experience. Aside from his role with KneeVoice, Chutzcer is the Head of Growth for Sansa Advertising, a data-driven advertising agency. Prior to joining the KneeVoice team in 2017, Chutzcer was the Executive VP of Global Growth at Digital Virgo. He was also the VP of Strategy and Business Development at Cellcast Media, Ticketing and Partnerships Manager at AlloCiné, and General Ticketing Manager at the FIFA World Cup France in 1998. Chutzcer holds a Master's degree in Marketing from ESSCA, France.

PAST FINANCING

To date, the company has raised $1.2+ million in seed funding throughout 2021 at a $7.5 million post-money valuation.

INVESTMENT TERMS

Security Type: Series Seed Preferred Stock



Round Size: Min: $24,995.04 Max: $1,069,998.08
Pre-Money Valuation: $10 million
Price Per Share: $27.68
Conversion Provisions: Convertible into one share of Common Stock (subject to proportional adjustments for share splits, dividends, and the like) at any time at the option of the holder
Liquidation Preference: One times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed Preferred Stock, balance of proceeds paid to holders of common stock of the Company.

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,



- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.the-rheumatologist.org/article/new-research-shows-knee-osteoarthritis-prevalence-is-rising/
[ii] https://www.cdc.gov/arthritis/basics/osteoarthritis.htm
[iii] https://pubs.rsna.org/doi/10.1148/rg.311105084
[iv] https://americanhealthimaging.com/blog/cost-of-an-mri-dont-pay-more-than-you-need-to/
[v] https://www.fortunebusinessinsights.com/industry-reports/medical-devices-market-100085
[vi] https://filecache.investorroom.com/mr5ir_medtronic/265/Medtronic 2021 Annual Report - bookmarked 10.26.pdf
[vii] https://heartlandimagingcenters.com/2021/03/19/why-are-mris-so-expensive-at-hospitals/
[viii] https://www.talktomira.com/post/how-much-does-an-mri-cost-without-insurance-in-2021
[ix] https://heartlandimagingcenters.com/2021/03/19/why-are-mris-so-expensive-at-hospitals/
[x] https://www.talktomira.com/post/how-much-does-an-mri-cost-without-insurance-in-2021
[xi] https://www.advisory.com/daily-briefing/2017/05/15/knee-problems
[xii] https://www.gminsights.com/industry-analysis/digital-health-market
[xiii] https://www.fortunebusinessinsights.com/industry-reports/wearable-medical-devices-market-101070
[xiv] https://www.wsj.com/articles/which-fitness-tracker-is-best-for-you-apple-watch-vs-fitbit-vs-oura-vs-garmin-vs-whoop-11638712800
[xv] https://www.fiercehealthcare.com/tech/fitness-tech-company-whoop-raises-200-million
[xvi] https://www.forbes.com/sites/alexkonrad/2021/05/04/ouras-sleep-tracking-ring-raises-100-million-to-move-further-into-personalized-health/?sh=79816a752be6
[xvii] https://www.fiercehealthcare.com/tech/google-closes-2-1b-acquisition-fitbit-as-justice-department-probe-continues
[xviii] https://www.theverge.com/2020/10/7/21504023/apple-watch-ekg-blood-oxygen-fda-clearance
[xix] https://www.wareable.com/fitness-trackers/oura-ring-study-illness-early-warning-7943
[xx] https://www.theverge.com/2020/10/7/21504023/apple-watch-ekg-blood-oxygen-fda-clearance


xxi https://www.fortunebusinessinsights.com/industry-reports/medical-devices-market-100085

xxii PitchBook; Downloaded January 11, 2022

xxiii https://www.gehealthcare.com/products/magnetic-resonance-imaging?

xxiv https://www.mobihealthnews.com/news/ge-healthcare-announces-its-first-wireless-portable-ultrasound-device

xxv https://handheldultrasound.gehealthcare.com/?

xxvi https://handheldultrasound.gehealthcare.com/vscan-air/

xxvii https://www.ge.com/sites/default/files/ge_webcast_10Q_10262021.pdf

xxviii https://www.butterflynetwork.com/iq

xxix https://store.butterflynetwork.com/us/en/product/butterfly-iq/pro/1-year/

xxx https://store.butterflynetwork.com/us/en/pro-custom/step-1

xxxi https://d18rn0p25nwr6d.cloudfront.net/CIK-0001804176/21b8a83e-40f7-4924-8c19-a59ebeb9d38a.pdf

xxxii https://www.usa.philips.com/healthcare/product/HC781358/ingenia-elition-30t-x

xxxiii https://www.usa.philips.com/healthcare/product/782110/mr-5300-transform-mr-productivity-quickly-easily-confidently

xxxiv https://www.usa.philips.com/healthcare/sites/lumify

xxxv https://www.philips.com/c-dam/corporate/about-philips/investors/financial-results/Philips_provides_update_on_its_financial_performance_in_Q4_2021.pdf

xxxvi https://www.siemens-healthineers.com/en-us/magnetic-resonance-imaging/high-v-mri/magnetom-free-max

xxxvii https://www.siemens-healthineers.com/en-us/ultrasound/ultrasound-point-of-care/acuson-freestyle-ultrasound-machine

xxxviii Siemens Healthineers Q1 Fiscal Year 2022 earnings report and 2022 outlook

xxxixhttps://www.shockwavetherapy.org/fileadmin/user_upload/dokumente/PDFs/Managing_board_CVs/ismst-shockwave-managing-board-cv-leal.pdf

EXHIBIT C

Subscription Agreement

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

KneeVoice, Inc.
1626 Montana Avenue #155
Santa Monica, CA 90403

Ladies and Gentlemen:

The undersigned understands that KneeVoice, Inc., a Delaware corporation (the "Company"), is offering up to 38,656 shares of its Series Seed Preferred Stock (the "Securities") in a Regulation CF offering (the "Offering") at a price per Security of $27.68 for an aggregate capital raise of up to $1,069,998.08. This Offering is made pursuant to the Form C/A, dated May 4, 2022 (as the same may be modified, amended, or supplemented from time to time, the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. **SUBSCRIPTION**. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. **ACCEPTANCE OF SUBSCRIPTION AND ISSUANCE OF SECURITIES**. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. **THE CLOSING**. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on August 29, 2022, or at such other time and place as the Company may designate by notice to the undersigned.

4. **PAYMENT FOR SECURITIES**. Payment for the Securities shall be received by Evolve Bank & Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. As of the Closing, the Company represents and warrants that:

   a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

   b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

   c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the

Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **REPRESENTATIONS AND WARRANTIES OF THE UNDERSIGNED.** The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

    i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

    ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

    iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

    iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

    v. The undersigned has reviewed the Restated Charter, attached in its entirety hereto as **Exhibit A** and has agreed to terms and conditions therein.

b) Information Concerning the Company.

    i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

    ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

    iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace, Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that

2

information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace, Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace, Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace, Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

    iv.   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

    v.   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

    vi.   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

    vii.   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c)   <u>No Guaranty</u>.

The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d)   <u>Status of Undersigned</u>.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) <u>Restrictions on Transfer or Sale of Securities</u>.

    i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

    ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time. The undersigned acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the undersigned hereunder.

    iii. The undersigned agrees: that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **CONDITIONS TO OBLIGATIONS OF THE UNDERSIGNED AND THE COMPANY**. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent:

a) <u>Filing of Restated Charter</u>. The Company shall have filed with the Delaware Secretary of State the Amended and Restated Articles of Incorporation of the Company in the form of **Exhibit A** to this Agreement that will create the Securities being sold hereunder having the rights described in the Form C/A and such Amended and Restated Articles of Incorporation.

b) <u>Representations and Warranties</u>. The representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

c) <u>Target Amount</u>. Prior to the offering deadline specified in the Form C/A, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the target amount specified in the Form C/A, and at the time of an initial Closing, the Company shall have received into the escrow account established with MicroVenture Marketplace, Inc. and the escrow agent cleared funds having an aggregate investment amount of at least the target amount specified in the Form C/A.

8. **OTHER AGREEMENTS**.

a) <u>Information Rights</u>. The Company will furnish to the undersigned if the undersigned has invested at least Twenty Five Thousand Dollars ($25,000) in the Offering and has thereby become a Major Purchaser (a "Major Purchaser") (1) annual unaudited financial statements for each fiscal year of the Company beginning with the fiscal year ending December 31, 2022, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year) beginning with the fiscal quarter ending June 30, 2022, including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions. The rights of a Major Purchaser are not transferrable, so long as that Major Purchaser holds at least one (1) share of Series Seed Preferred Stock and that Major Purchaser shall continue receiving standard information and inspection rights granted to that holder as further specified in the Form C/A.

b) <u>Confidentiality</u>. Anything in this Agreement to the contrary notwithstanding, no Major Purchaser by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of any Major Purchaser whom the Company reasonably determines to be, directly or indirectly, a competitor or an officer, employee, director or holder of five percent (5%) or more of shares of a competitor ("Excluded Major Purchaser"). Each Major Purchaser agrees that such Major Purchaser will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Major Purchaser's attorneys, accountants, consultants, and other professionals, who have expressly agreed to keep such confidential information as confidential, on the terms no less restrictive than this Agreement, via a written agreement with the Major Purchaser or via their formal fiduciary relationship with the Major Purchaser to the extent necessary to obtain their services in connection with monitoring the Major Purchaser's investment in the Company.

c) <u>Inspection Rights</u>. Solely in connection with a valid business purpose related to such Major Purchaser's monitoring of its investment in the Company, the Company shall permit each Major Purchaser, other than any Excluded Major Purchaser, to visit and inspect the Company's properties (if permitted), and in person or if desired by the Company, remotely to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all the Company's normal business hours and with prior reasonably written notice to the Company; provided, that the Company shall not be obligated pursuant to this Section to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless permitted to be disclosed and covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel. Notwithstanding the foregoing, the inspection right hereunder shall be limited to once per calendar year and no more frequently than six months in between inspections.

d) <u>Additional Rights</u>. In the event that the Company issues preferred stock in its next equity financing after the date hereof (the "Next Financing") which has (a) rights, preferences or privileges that are more favorable than the terms of the Securities, such as price based anti-dilution protection; or (b) provides all such future investors other contractual terms such as preemptive rights or registration rights, the Company shall provide substantially equivalent rights to the undersigned with respect to the Securities (with appropriate adjustment for economic terms or other contractual rights, subject to undersigned's execution of any documents, including, if applicable, investors' rights, co-sale, voting and other agreements, executed by the investors purchasing securities in the Next Financing (such documents referred to herein as the "Next Financing Documents"). Notwithstanding anything herein to the contrary, upon the execution and delivery of the Next Financing Documents by the undersigned, the provisions of this Section 8 shall be amended and restated by and into such Next Financing Documents.

e) <u>Participation Right</u>.

    i. General. Each Major Purchaser has the right of first refusal to purchase such Major Purchaser's Pro Rata Share (as defined below) of all (or any part) of any New Securities (as defined in Section 8(e)(ii) below) that the Company may from time to time issue after the date of this Agreement, provided, however, such Major Purchaser shall have no right to purchase any such New Securities if such Major Purchaser cannot demonstrate to the Company's reasonable satisfaction that such Major Purchaser is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Major Purchaser's "Pro Rata Share" for purposes of this right of first refusal is the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the Securities owned by such Major Purchaser, to (b) a number of shares of Common Stock of the Company equal to the sum of (1) the total number of shares of Common Stock of the Company then outstanding plus (2) the total number of shares of Common Stock of the Company into which all then outstanding shares of

Preferred Stock of the Company are then convertible plus (3) the number of shares of Common Stock of the Company reserved for issuance under any stock purchase and stock option plans of the Company and outstanding warrants.

ii. New Securities. "New Securities" shall mean any Common Stock or Preferred Stock of the Company, whether now authorized or not, and convertible debt, simple agreement for future equity, or other securities convertible to equity securities to purchase such Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such Common Stock or Preferred Stock; provided, however, that the term "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of the outstanding shares of all the series of the Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants or rights to purchase any securities of the Company outstanding as of the date of this Agreement and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued hereafter to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Company's Board of Directors (the "Board"); (e) shares of the Company's Series Seed Preferred Stock issued pursuant to this offering; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement or offering statement (under Regulation A) filed under the Securities Act.

iii. Procedures. If the Company proposes to undertake an issuance of New Securities, it shall give to each Major Purchaser a written notice of its intention to issue New Securities (the "Notice"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities given in accordance with Section 8(e). Each Major Purchaser shall have ten (10) days from the date of such Notice is effective, as determined pursuant to Section 8(e) based upon the manner or method of notice, to agree in writing to purchase such Major Purchaser's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Purchaser's Pro Rata Share).

iv. Failure to Exercise. If the Major Purchasers fail to exercise in full the right of first refusal within such ten (10) day period, then the Company shall have one hundred eighty (180) days thereafter to sell the New Securities with respect to which the Major Purchasers' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Major Purchasers. If the Company has not issued and sold the New Securities within such one hundred eighty (180) day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Major Purchasers pursuant to this Section 8(e).

f) Termination of Additional Rights. The rights provided by this Section 8 shall immediately terminate upon such Major Purchaser ceasing to qualify for any reason as a Major Purchaser pursuant to the requirements of this Agreement, other than as a result of the dilution of the Company. Pursuant to Section 8(a) herein, a Major Purchaser's rights will terminate upon the sale of all of the Preferred Stock issued to the Major Purchaser from this Offering.

g) Voting Rights. Holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the Company's stockholders as a single class with the holders of Common Stock. So long as at least 50% of the original number of Series Seed Preferred Stock is outstanding, specific matters submitted to a vote of the stockholders require the approval of the holders of a majority of outstanding Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

i. alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the Restated Certificate, as then in effect, in a way that adversely affects the Series Seed Preferred Stock; or

ii. create any new class or series of capital stock having rights, powers or privileges set forth in the certificate of incorporation, as then in effect, that are senior to Series Seed Preferred Stock, unless the Company offers the Series Seed Preferred Stock the right to convert or exchange their Series Seed Preferred Stock into capital stock of the Company having such senior rights, powers or privileges.

9. OBLIGATIONS IRREVOCABLE. Following the Closing, the obligations of the undersigned shall be irrevocable.

10. LEGEND. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

11. WAIVER, AMENDMENT. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. ASSIGNABILITY. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. WAIVER OF JURY TRIAL. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. DISPUTE RESOLUTION.

a) General Rule. Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the city and State in the United States where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award. Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

15. GOVERNING LAW. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

16. SECTION AND OTHER HEADINGS. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17. COUNTERPARTS. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. NOTICES. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	KneeVoice, Inc. 1626 Montana Avenue #155 Santa Monica, CA 90403 Attention: Gustavo De Greiff
with a copy to:	Foley Shechter Ablovatskiy LLP 1180 Avenue of the Americas, 8th Fl. New York, NY 10036 Attn: Sasha Ablovatskiy, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

19. BINDING EFFECT. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. SURVIVAL. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21. NOTIFICATION OF CHANGES. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

22. SEVERABILITY. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

KneeVoice, Inc.
  By_____ Name: Title:

EXHIBIT A

<u>Restated Charter</u>

See Exhibit G to Form C/A

EXHIBIT D

Term Sheet

TERMS FOR SERIES SEED PREFERRED STOCK OF
KNEEVOICE, INC.

May 4, 2022

The following is a summary of the principal (this "Summary") terms with respect to the proposed Series Seed Preferred Stock financing of KneeVoice, Inc., a Delaware corporation (the "***Company***"). Except for the section entitled "Binding Terms," this Summary does not constitute a legally binding obligation. Any other legally binding obligation will only be made pursuant to definitive agreements to be executed between the Company and each of the undersigned Purchasers (as defined below).

Offering Terms

Securities to Issue:	Shares of the Company's preferred stock, $0.001 par value per share (the "***Preferred Stock***"), designated as Series Seed Preferred Stock of the Company (the "***Series Seed Preferred Stock***").
Maximum Offering Amount:	$1,069,998.08 in aggregate proceeds.
Purchasers:	Accredited and non-accredited investors approved by the Company (the "***Purchasers***") pursuant to a Regulation CF offering.
Price Per Share:	Price per share of Series Seed Preferred Stock of $27.68 (the "***Original Issue Price***"), based on a pre-money valuation of $10 million.
Authorized and Designated Preferred Shares:	Up to 39,429 shares of the Preferred Stock have been authorized and designated as Series Seed Preferred Stock of the Company.
Liquidation Preference:	Entitled to receive the greater of (i) the original issue price, plus any dividends declared but unpaid or (ii) such amounts that they would have received had all Shares of Preferred Stock been converted into the Company's common stock, $0.0001 par value per share (the "***Common Stock***"). Holders of Series Seed Preferred Stock receive these distributions before any holders of Common Stock. A merger, reorganization or similar transaction or other change of control transaction, a direct listing or an initial public offering will be treated as a liquidation.
Dividend Rights:	Holders of Series Seed Preferred Stock are entitled to receive dividends *pari passu* with holders of Common Stock, as may be declared from time to time by the board of directors out of legally available funds.
Conversion:	Each share of Series Seed Preferred Stock is convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder of Series Seed Preferred Stock.

Voting Rights:	Holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the Company's stockholders as a single class with the holders of Common Stock. So long as at least 50% of the original number of Series Seed Preferred Stock is outstanding, specific matters submitted to a vote of the stockholders require the approval of the holders of a majority of outstanding Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

      i.   alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the Restated Certificate, as then in effect, in a way that adversely affects the Series Seed Preferred Stock; or

      ii.   create any new class or series of capital stock having rights, powers or privileges set forth in the certificate of incorporation, as then in effect, that are senior to Series Seed Preferred Stock, unless the Company offers the Series Seed Preferred Stock the right to convert or exchange their Series Seed Preferred Stock into capital stock of the Company having such senior rights, powers or privileges.

Proxy Grant:	Each Purchaser appoints MicroVenture Marketplace Inc. ("MicroVentures") as the sole and exclusive attorney and proxy of said Purchaser, with full power of substitution and re-substitution, to vote and exercise all voting and related rights (to the fullest extent that Purchaser as a stockholder is entitled to do so) with respect to all Series Seed Preferred Shares of the Company beneficially owned by Purchaser.
Financial Information:	Purchasers who have invested at least $25,000 ("*Major Purchasers*") will receive standard information and inspection rights, including the right to (i) visit and inspect any of the properties of the Company, (ii) examine the books of account and records of the Company, and (iii) discuss the affairs, finances, and accounts of the Company with the directors, officers, and management employees of the Company. Major Purchasers are defined as such following the Offering Deadline and may not transfer their Major Purchaser right to any other person and as long as a Major Purchaser holds at any time at least one share of Series Seed Preferred Stock, such Major Purchaser shall continue to have the information and inspection rights granted to them.
Participation Right:	Major Purchasers will have the right to participate on a pro rata basis in subsequent Qualified Financings of the Company for cash involving the issuance of new equity or equity-linked securities of the Company, provided that the Company receives gross proceeds of not less than $1 million in such equity or equity-linked financing of the Company. "*Qualified Financing*" shall mean any round of equity financing or equity-linked financing (including preferred stock, common stock, or other capital stock, convertible debt, simple agreement for future equity, or other securities convertible to equity securities) in a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells equity securities or equity-linked securities at a fixed valuation, including but not limited to, a pre-money or post-money valuation or valuation cap.

Future Rights:	In the event that the Company issues preferred stock in its next equity financing after the date hereof (the "**Next Financing**") which has (a) rights, preferences or privileges that are more favorable than the terms of the Series Seed Preferred Stock, such as price based anti-dilution protection; or (b) provides all such future investors other contractual terms such as preemptive rights or registration rights, the Company shall provide substantially equivalent rights to the undersigned with respect to the Series Seed Preferred Stock (with appropriate adjustment for economic terms or other contractual rights, subject to undersigned's execution of any documents, including, if applicable, investors' rights, co-sale, voting and other agreements, executed by the investors purchasing securities in the Next Financing (such documents referred to herein as the "**Next Financing Documents**"). Notwithstanding anything herein to the contrary, upon the execution and delivery of the Next Financing Documents by the undersigned, the provisions of this section shall be amended and restated by and into such Next Financing Documents.

This Summary does not constitute a binding commitment or agreement by either party except for this paragraph and the terms above in the section titled "Binding Terms". The "non-binding terms" set forth herein reflect only the parties' current understanding of a potential financing transaction, which will be subject to the definitive agreements to be executed between the Company and the undersigned. For the avoidance of doubt, no binding or enforceable obligation will exist between the parties unless and until they execute and deliver one or more definitive transaction documents, which will contain material terms, conditions, representations, warranties and covenants not set forth herein which are material to the parties' decisions to transact with one another. Until such time, no obligations of one party to the other (including any obligation to continue negotiations) or liability of any kind shall arise from negotiating or reaching agreement in principle upon the non-binding terms set forth herein. Any other written or oral communications shall have no legal effect and shall not be used as evidence of any oral or implied agreement between the parties until such time as definitive transaction documentation is executed and delivered.

COMPANY: **PURCHASERS:**

KNEEVOICE, INC.   _____
                                                                 (Name of Purchaser)

By: _____   By: _____
Name: Name:
Title: Title:
Date: Date:

EXHIBIT E

Pitch Deck



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.



"By being able to listen to the sounds of the knee, we hope to prevent pain, major diseases, and knee replacements, enabling millions of people to maintain and take control of their active life."

Prof. Dr. Carlos Leal M.D. – KNEEVOICE CO-FOUNDER
Postdoctoral Research Fellow,
Harvard Medical School



HARVARD
MEDICAL SCHOOL

Key Industry Figures
A fast-growing demand, an immediate need

Preventing, monitoring, or fixing knee pain is part of a growing market as people live older and seek more control over their active life.

Measuring and anticipating cartilage damage could be a game changing complement for the industry!



The global total knee replacement market reached **$6.5B** in 2021[4]

The global knee braces and guards market reached **$1.5B** in 2018[3]

More than 2M knee arthroscopic surgeries globally in 2017[2]

750,000+ knee replacements in 2017 in the U.S.[1]

[1] https://orthoinfo.aaos.org/en/treatment/total-knee-replacement/
[2] https://www.advisory.com/en/daily-briefing/2017/05/15/knee-problems
[3] https://www.grandviewresearch.com/industry-analysis/knee-braces-market
[4] https://www.researchandmarkets.com/reports/5416614/global-total-knee-replacement-market-2021-2026?





Meet Kneevoice

An innovative, noninvasive monitoring device to assess the degree of knee cartilage damage.

Companion Wearable via Mobile App

With stunning design and animations, we have created a smooth UX



Registration
With only a few clicks, the user creates an account and enters personal information

Calibration
A straight forward tutorial guides the user through the calibrating process

Reading the score
The score is displayed at the end of every activity with simple advice on how to read it

Performance Review
Once finished, the user can review the personal score evolved during the session

Sessions Comparison
All sessions are stored and available for analysis and comparison

POWERED BY **ICONMOBILE** group

The Technology
A Smart Device for your Knee





A LISTENING DEVICE
A noninvasive device listens to and analyzes the sound of the cartilage.



MACHINE LEARNING
A machine learning algorithm analyzes, compares, and assesses the health of the knee.



NEURAL NETWORK
The neural network algorithm reads new data, compares it to the existing information, learns from it and increases its accuracy.

The Landscape
Our view of the current diagnosis field



Collecting and Managing Data

We have built a solid database that's engineered to make our platforms accurate and reliable



 ## CLINICAL TRIALS

We have collected over 3,200 knee recordings during clinical trials at physicians' offices. It has allowed us to build a reliable database with different populations (age, gender, activity level, knee pain history, knee treatment history).

Completed clinical trials comparing KneeVoice score with actual arthroscopic images of said subjects with more than 90% accuracy.

 ## ALGORITHM



The collected signal is transmitted to the Cloud for storage, analysis, and report generation.

The neural network algorithm not only compares the new data with the existing information but learns from it, increasing its accuracy with every single measurement.

 ## THE SCORE



The score reflects the well being for your specific group (age, gender, BMI, Activity, and Pain) through a 0 to 100 KneeVoice score, where 100 is a perfect knee and 0 is one where we suggest the person seek urgent medical opinion.

Tangible Benefits for Stakeholders

We believe KneeVoice stands right in the center of a currently profitable ecosystem,[1] with the potential to bring added value to each stakeholder.



PATIENTS
Speed, comfort, safety, accessibility

PROVIDERS
Accuracy, time saving, patient satisfaction, monitoring

PAYERS (Insurance)
Savings, patient satisfaction, less MRI, and unnecessary interventions

PHYSICAL THERAPY
Accuracy defining therapy program, patient satisfaction, monitoring

[1] https://www.health.ny.gov/facilities/public_health_and_health_planning_council/meetings/2013-07-17/docs/2013-07-03_adv_diag_imag_backgrnd_papers.pdf

Achieved So Far...



HARDWARE
Proof of concept prototype developed

Factor forms and electronic components tested

SOFTWARE
Algorithm and AI neuron sound filtering created

KneeVoice IOS APP developed

MEDICAL
Initial clinical trials with 3,200 recordings. Medical trial for device testing and validation vs arthroscopy images Initiated the Advisory Board

LEGAL
Proprietary IP: patents granted for use and design in the U.S. and Europe.

We are currently focusing on collecting more data and improving the algorithm and score system.

What's next?



03/23/22
FDA Conference Call
04/30/22
FDA Certification Submission
05/15/22
Develop initial Diagnostic Device units for commercial delivery
Showcase at AANA
06/01/22
Wearable Development kick-off
Launch commercial efforts for Diagnostic Device
10/30/22
Launch commercial efforts in APAC
Receive feedback from the FDA on Diagnostic Device
Begin certification process for the Wearable
11/15/22
Launch certified Diagnostic Device
02/15/23
Launch Wearable
03/01/23
Launch D2C initiative

Revenue Model

- **B2B** selling or leasing of the KneeVoice diagnostic devices
    - Directed to Orthopedic centers and doctors, also to general practice clinicians and physical therapists.
    - This device could also be utilized by sports teams and Medicare and disability compliance.
    - Priced at $6,600 to the final user.
    - **Disposable knee adhesive** that prevents cross-skin contamination in medical settings. Priced at $6-10.

- **Direct to consumer** – wearable, our first target is after-intervention monitoring, but could be used by everyone to monitor early deterioration or osteoarthritis.
    - Priced at $149 to the final consumer.

- **SaaS** – cloud-based software license on a yearly basis with corresponding updates.
    - Price is currently under review.

Management Team - Founders




GUSTAVO DE GREIFF

Strategic thinking digital media executive and entrepreneur with over 15 years experience in finance, business development, contract negotiation, and product marketing.

Started and sold 2 companies in the past 7 years.

CEO




CARLOS LEAL

Orthopedic surgeon and knee surgery specialist

Harvard Medical School – Postdoc research fellow

NYU – Knee surgery fellow

International Key Opinion Leader – Knee surgery and sports medicine

CSO




FELIPE RIGBY

CTO and developer with 9 years experience in mobile platforms, network development, and scaling heavy load services.

Responsible for cloud infrastructure and development of KneeVoice desk-top and mobile applications.

CTO




PHILIPPE CHUTCZER

Hi-Tech Marketing expert, product obsessed, and online Acquisition Master who defines and implements proven strategies to gain traffic and conversion. A veteran in the industry, he has led many companies to achieve great success in their digital transformation and ambitions worldwide

CMO

Scientific Advisory Board

Dr. Robert HUNTER
 

Nationally recognized orthopedic surgeon Dr. Robert Hunter directs the HRRMC Orthopedic Center of Excellence and the Orthopedic Sports Medicine Center. Dr. Hunter has lectured and taught throughout the world and specializes in treating injuries that routinely hamper athletes and the physically active. He has published more than 40 articles in refereed journals on sports medicine topics and has been elected year after year by his peers for inclusion in the Best Doctors in America® database.

Orthopedic Surgeon

Dr. Jack BERT
 

Involved in trying to avoid total knee replacement in patients with mild to moderate arthritis of the knee, Dr. Jack Bert's research and clinical work is predicated on injection therapy using high molecular weight hyaluronic acid, stem cells or platelet rich plasma as a first step in assisting in the regeneration of normal cartilage

Orthopedic Surgeon

Dr. Esteban SANTOS
 

Director and partner at Clinica de Traumatologia y Deporte in Ecuador Dr. Santos is a pioneer in arthroscopic surgery and Sports Medicine.

Orthopedic Surgeon

Dr. Ramon CUGAT
 

Dr. Cugat is internationally recognized for his expertise in orthopedic sports medicine and arthroscopy. Expert in knee injuries. A pioneer in arthroscopic surgery in Spain. He was a member of the team of orthopedic surgeons in the 1992 Barcelona Olympics. Since early 2000 he has used Growth Factors in his treatments and since 2013 stem cells in the repair of anterior cruciate ligament injuries and cartilage.

Orthopedic Surgeon

THANK YOU



Gustavo de Greiff
CEO
www.kneevoice.com

Risk Disclosures

<u>Investment Risk</u>

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>Company Risk</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

<u>Company Risk (cont'd)</u>

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Carlos Leal

[Text Overlay: Carlos Leal, Co-Founder KneeVoice]

I'm an orthopedic surgeon, I'm specialized in arthroscopic and reconstructive knee surgery and biomechanics.

This is one of the first of its kind MedTech platforms applied to orthopedics that is a non-invasive, non-irradiating device with the goal of giving you a true diagnosis of the status of the patellofemoral joint cartilage by detecting, by analyzing sounds and vibrations. We believe it's currently the only orthopedic measuring device that can be actually used by the physician in his own office.

Robert Hunter

[Text Overlay: Robert Hunter, Member of the KneeVoice Scientific Advisory Board]

I'm an orthopedic surgeon. I specialize in orthopedic sports medicine and arthroscopy. I use KneeVoice to document how much damage there is to the patellofemoral joint specifically or the joint underneath your kneecap and I use it both as a baseline measure, but also as a way to document what kind of interventions we have done and whether they are working.

Carlos Leal

The medical diagnostic device can be used by anyone, but it's originally targeted to clinicians, orthopedic doctors, the general doctors, and to physical therapists.

The wearable – that is being developed right now, its original target is for after-intervention monitoring, but we see our largest market in the future in the general public. This is more like a sport-oriented device for persons that want to know exactly how the health of the knee is going on.

Todd Davis

[Text Overlay: Todd Davis, KneeVoice Consultant]

Having spent nearly 35 years in orthopedics, I get very excited when I see new-to-world technology. This is a chance to get in on the ground floor of a technology company.

While we focused our efforts early on in the patellofemoral joint, this is a platform technology and its technology that we're going to be able to expand and apply to the hip joint, the rest of the knee joint, the shoulder joint, every joint in the musculoskeletal system we'll be able to evaluate using audio technology.

Robert Hunter

This is not expensive at all, in fact it's very inexpensive. It's very non-invasive and yet it's very informative and helps us and that combination of things to me is a tremendous opportunity to do good.

Carlos Leal

You can help us finish the development of the wearable, you can help us bring both devices into market. So, we believe this is a huge breakthrough in medicine, in orthopedics, in medical prevention and wellness. So, just be part of it.

[Graphic Overlay: KneeVoice logo]



EXHIBIT G

Certificate of Amendment to the Certificate of Incorporation

CERTIFICATE OF AMENDMENT
TO THE CERTIFICATE OF INCORPORATION OF
KNEEVOICE, INC.

KneeVoice, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

FIRST: That at a meeting of the Board of Directors of KNEEVOICE, INC., a Delaware corporation (the "Corporation"), resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be read as follows:

Section 1: <u>Authorized Shares.</u> The total number of shares of all classes of capital stock that the Corporation has authority to issue shall be 4,039,429, consisting of (i) 4,000,000 shares of common stock, par value $0.0001 per share(the "Common Stock"), and (ii) 39,429 shares of preferred stock, par value $0.0001 per share (the "Preferred Stock").

Section 2: <u>Common Stock</u>. (a) General. The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the board of directors of the Corporation (the "Board of Directors") upon any issuance of the Preferred Stock of any series.

(b) Voting. (i) The holders of the Common Stock shall have voting rights at all meetings of stockholders, each such holder being entitled to one vote for each share thereof held by such holder; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (which, as used herein, shall mean the certificate of incorporation of the Corporation, as amended from time to time, including the terms of any certificate of designations of any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or the General Corporation Law of the State of Delaware (the "DGCL"). There shall be no cumulative voting in the election of directors or on any other matter.

(ii) Except as may otherwise be provided by applicable law, in this Certificate of Incorporation or in a Preferred Stock Designation (as defined below), the holders of shares of Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, and holders of shares of Preferred Stock and any series thereof shall not be entitled to receive notice of any meeting of stockholders at which they are not otherwise entitled to vote.

(iii) The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the capital stock of the Corporation entitled to vote thereon, voting as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL.

(c) Dividends. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the Board of Directors and subject to any preferential dividend or other rights of any then outstanding Preferred Stock and to the requirements of applicable law.

(d) Liquidation. Upon the dissolution or liquidation of the Corporation, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders, subject to any preferential or other rights of any then-outstanding Preferred Stock.

Section 3: <u>Preferred Stock.</u> (a) The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is expressly authorized to provide for the issuance of shares of Preferred Stock in one or more series and, by filing a certificate pursuant to the applicable law of the State of Delaware (hereinafter referred to as a "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, to determine the designations, powers, preferences and voting and other rights, and the qualifications, limitations and restrictions granted to or imposed upon the Preferred Stock or any wholly unissued series thereof or any holders thereof, and to increase or decrease, within the limits stated in any resolution of the Board of Directors originally fixing the number of shares constituting any series (but not below the number of such shares then outstanding), the number of shares of any such series subsequent to the issuance of shares of that series. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following: (i) the designation of the series, which may be by distinguishing number, letter or title; (ii) the number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding); (iii) the amounts payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative; (iv) the dates on which dividends, if any, shall be payable in respect of shares of the series; (v) the redemption rights and price or prices, if any, for shares of the series; (vi) the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series; (vii) whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series of such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made; (viii) the rights of the holders of the shares of such series upon the dissolution of, or upon the subsequent distribution of assets of, the Corporation; (ix) restrictions on the issuance of shares of the same series or of any other class or series; (x) the voting powers, full or limited, or no voting powers, of the holders of shares of the series; and (xi) the manner in which any facts ascertainable outside of this Certificate of Incorporation or the resolution or resolutions providing for the issuance of such series shall operate upon the voting powers, designations, preferences, rights, and qualifications, limitations, or restrictions of such series.

(b) The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority of the voting power of the capital stock of the Corporation entitled to vote thereon, voting as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Section 4: <u>Rights and Preferences of Series Seed Preferred Stock.</u> Holders of Series Seed Preferred Stock are granted certain rights and preferences as outlined below:

(i)   *Designation; Rank.* The series of Preferred Stock created hereunder shall be designated as the Corporation's Series Seed Preferred Stock (the "Series Seed Preferred Stock") and the number of shares so designated shall be 39,429 which shall be subject to increase by the Corporation with the approval of the holders of a majority of outstanding shares of Series Seed Preferred Stock (each, a "Holder" and collectively, the "Holders"). Each share of Series Seed Preferred Stock shall have par value of $0.0001 per share. Except as otherwise provided herein, the Series Seed Preferred Stock shall, with respect to rights on liquidation, winding up and dissolution, rank pari passu to the Common Stock, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

(ii)   *Dividend Rights.* Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be declared from time to time by the board of directors out of legally available funds.

(iii)   *Voting Rights.* Except as otherwise required by law or expressly provided herein, each share of Series Seed Preferred Stock shall be entitled to vote in conjunction with the Common Stock on all matters submitted or required to be submitted to a vote of the stockholders of the Corporation (the "Voting Event"). Each share of Series Seed Preferred Stock shall be entitled to such number of votes that equal the total number of Common Stock outstanding and entitled to vote on such Voting Event as of the record date for the determination of stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited. In each such case, except as otherwise required by law or expressly provided herein, the holder of shares of Series Seed Preferred Stock and Common Stock shall vote together and not as separate classes. So long as at least 50% of the original number of Series Seed Preferred Stock is outstanding, specific matters set forth below require the approval of the holders of a majority of outstanding Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

a.   alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the Restated Certificate, as then in effect, in a way that adversely affects the Series Seed Preferred Stock, subject to the approval of the holders of a majority of outstanding shares of Series Seed Preferred Stock; or

b.   create any new class or series of capital stock having rights, powers or privileges set forth in the Corporation's Certificate of Incorporation, as then in effect, that ranks senior or pari passu to Series Seed Preferred Stock, unless the Corporation offers the Series Seed Preferred Stock the right to convert or exchange their Series Seed Preferred Stock into capital stock of the Corporation having such senior rights, powers or privileges.

(iv)   *Notice.* The record Holders of the Series Seed Preferred Stock shall be entitled to the same notice of any regular or special meeting of the stockholders as may or shall be given to holders of Common Stock entitled to vote at such meetings. No corporate actions requiring shareholder approval or consent may be submitted to a vote of Common Stock stockholders which in any way precludes the Series Seed Preferred Stock from exercising its voting or consent rights as though it is or was a Common Stock stockholder.

(v)   *Liquidation Preference.* In the event of the Corporation's liquidation, dissolution, winding up or a Liquidity Event, Holders of the Series Seed Preferred Stock will be entitled to receive the greater of (i) the original issue price, plus any dividends declared but unpaid or (ii) such amounts that they would have received had all shares of Preferred Stock been converted into Common Stock. Holders of Series Seed Preferred Stock receive these distributions before any holders of Common Stock.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering. "Direct Listing" means the Corporation's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Corporation with the SEC that registers shares of existing capital stock of the Corporation for resale, as approved by the Corporation's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services. "Initial Public Offering" means the closing of the Corporation's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act. "Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Corporation having the right to vote for the election of members of the Corporation's board of directors; provided however, that the acquisition of additional shares of Capital Stock by the founders of the Corporation and/or their affiliates shall not be deemed to trigger a Change of Control under this provision,

(ii) any reorganization, merger or consolidation of the Corporation, other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity, or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation.

(vi) *Conversion Rights.* Each share of Series Seed Preferred Stock is convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the Holder of Series Seed Preferred Stock. If there is an Equity Financing before the holder of the Series Seed Preferred Stock exercises his Option Conversion Right in full, on the initial closing of such Equity Financing, such holder's remaining unconverted Series Seed Preferred Stock shall automatically convert into the number of shares of Preferred Stock or other capital stock of the Corporation issued in the Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of such Preferred Stock or capital stock (as applicable) (other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the applicable conversion price for Series Seed Preferred Stock, (ii) the basis for any dividend rights, which will be based on the applicable conversion price for Series Seed Preferred Stock and (iii) any other special rights given to only select holders of such Preferred Stock, such as board seats, board observation right or other customary special rights) equal to the dollar value of the original aggregate purchase price of such holder's remaining unconverted Series Seed Preferred Stock divided by the price per share of Preferred Stock or other capital stock issued in such Equity Financing, with any other appropriate adjustments for economic terms.

(vii) "Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Corporation issues and sells Preferred Stock or other capital stock of the Corporation, for aggregate proceeds of at least $1,000,000 at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

(viii) *Major Purchaser Rights.* Investors who have originally purchased $25,000 or greater of Series Seed Preferred Stock are designated Major Purchasers. As long as a Major Purchaser holds at any time at least one share of Series Seed Preferred Stock, such Major Purchaser is granted additional rights and preferences as follows, which additional rights may not be transferred or assigned in any way to any other person:

       a.   Major Purchasers will have the right to participate on a pro rata basis in subsequent financings of the Corporation for cash involving the issuance of new equity or equity-linked securities of the Corporation, provided that the Corporation receives gross proceeds of not less than $1 million in such subsequent financing. For the avoidance of doubt, if such equity or equity-linked financing of the Corporation less than $1 million, the Major Purchasers' participation right in this Section 4(vii) shall not apply.

       b.   Major Purchasers will receive standard information and inspection rights, including the right to (i) visit and inspect any of the properties of the Corporation, (ii) examine the books of account and records of the Corporation, and (iii) discuss the affairs, finances, and accounts of the Corporation with the directors, officers, and management employees of the Corporation.

       (viii) *Redemption*. The Series Seed Preferred Stock shall not be subject to redemption by the Corporation without written consent of the Holder.

    Section 5. <u>Registered Owners</u>. The Corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the Effective Time of this Certificate of Amendment shall be [12:01] [a.m.] on _____ ___, 2022.

IN WITNESS WHEREOF, said corporation has caused this Certificate of Amendment to be signed by its officer thereunto duly authorized this _____ day of _____, 2022.

KNEEVOICE, INC.

By: _____
Title:_____
Name:_____

EXHIBIT H

Irrevocable Proxy

IRREVOCABLE PROXY TO VOTE STOCK

OF

KNEEVOICE, INC.

The undersigned stockholder, and any successors or assigns ("***Stockholder***"), of KNEEVOICE, INC., a Delaware corporation, (the "***Company***") hereby irrevocably (to the fullest extent permitted by applicable law) appoints MicroVenture Marketplace, Inc. (such person, the "***Proxy***"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the   fullest extent that Stockholder is entitled to do so) with respect to all of the shares of Series Seed Preferred Stock of the Company that now are or hereafter may be beneficially owned by Stockholder, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "***Shares***") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by Stockholder as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon Stockholder's execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given Stockholder with respect to the Shares are hereby revoked and Stockholder agrees not to grant any subsequent   proxies with respect to the Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy as long as the Shares are outstanding.

This Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Series Seed Preferred Stock Subscription Agreement dated as of even date herewith by and between Company and Stockholder.

The attorney and proxy named above is hereby authorized and empowered by Stockholder, at any time, to act as Stockholder's attorney and proxy to vote the Shares, and to exercise all voting and other rights of Stockholder with respect to the Shares, at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting.

All authority herein conferred shall survive the death or incapacity of Stockholder and any obligation of Stockholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Stockholder.

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of the Company.

Dated: _____

_____
(Signature of Stockholder)

Shares beneficially owned on the date hereof and/or to be owned following the Closing: _____